Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WeRide Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

(1) PROPOSED AMENDMENT OF THE MEMORANDUM AND  ARTICLES OF ASSOCIATION;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES  AND/OR RESELL TREASURY SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO  REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED ADOPTION OF THE 2026 SHARE PLAN;

AND

(5) NOTICES OF THE EGM AND CLASS MEETINGS

A letter from the Board is set out on pages 8 to 23 of this circular.

Notices convening the Class A Meeting, the Class B Meeting and the EGM to be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on March 13, 2026 at 10:00 a.m., 10:30 a.m., and 11:00 a.m. (Beijing time), respectively, are enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.weride.ai). A form of proxy for use at each of the Class A Meeting, the Class B Meeting and the EGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.weride.ai).

Holders of record of the Company’s Shares on the Company’s register of members as at the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Class A Meeting, the Class B Meeting and the EGM in person. Holders of the Company’s ADSs as at the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for each of the Class A Meeting, the Class B Meeting and the EGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Class A Meeting, the Class B Meeting and the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m. (New York time) on March 4, 2026 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the EGM.

*	For identification purpose only

February 6, 2026

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2018 Share Plan”	the 2018 share plan adopted by the Company in June 2018 and amended and restated in July 2024, as amended from time to time

“2026 Share Plan”	the 2026 share plan proposed to be adopted by the Company in the EGM, as amended from time to time, the principal terms of which are set out in Appendix III to this circular

“Administrator”	the administrator of the 2026 Share Plan who shall be the Compensation Committee or a sub-committee or delegate to whom the Compensation Committee has delegated its powers

“ADS(s)”	American Depositary Shares, each representing three Class A Ordinary Shares

“ADS Record Date”	February 9, 2026 (New York time)

“Amended Memorandum and Articles”	the proposed ninth amended and restated memorandum and articles of association of the Company, the forms of which, marked to show the amendments proposed to be made, are set out in Appendix I to this circular

“Amendment Resolutions”	the Class-based Resolution and the Non-class-based Resolution

“Articles of Association”	the eighth amended and restated articles of association of the Company adopted by special resolutions on July 26, 2024 with effect from October 28, 2024

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Award”	any award granted under the 2026 Share Plan, including as an Option or an award of Restricted Share Units pursuant to the 2026 Share Plan

“Board”	the board of Directors

DEFINITIONS

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“China” or “PRC”	the People’s Republic of China, and for the purposes of this document only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Meeting”	the class meeting of the holders of the Class A Ordinary Shares to be held on March 13, 2026 at 10:00 a.m. (Beijing time) to consider and, if thought fit, approve, a number of proposed amendments to the Memorandum and Articles of Association

“Class A Ordinary Shares”	class A ordinary shares in the share capital of the Company with a par value of US$0.00001 each, conferring a holder one vote per Class A Ordinary Share on any resolution tabled at the Company’s general meetings

“Class-based Resolution”	a resolution to incorporate into the Memorandum and Articles of Association paragraph 15 of Appendix A1 to the Listing Rules and Rules 8A.09, 8A.10, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18, 8A.19, 8A.22 and 8A.24 of the Listing Rules

“Class B Meeting”	the class meeting of the holders of the Class B Ordinary Shares to be held on March 13, 2026 at 10:30 a.m. (Beijing time) (or shortly after the Class A Meeting is concluded) to consider and, if thought fit, approve, a number of proposed amendments to the Memorandum and Articles of Association

DEFINITIONS

“Class B Ordinary Shares”	class B ordinary shares in the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights such that a holder is entitled to ten votes per Class B Ordinary Share on any resolution tabled at the Company’s general meetings, save for, under the Amended Memorandum and Articles, resolutions with respect to the Reserved Matters where a holder shall be entitled to one vote per Class B Ordinary Share

“Company”	WeRide Inc. (formerly known as JingChi Inc.), an exempted company incorporated in the Cayman Islands with limited liability on March 13, 2017

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Consultant”	a person, excluding Employees and Directors, who is engaged by the Group under a service or consultant contract or contract of similar nature and performs bona fide services for the Group as a consultant or advisor on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long-term growth of the Group, including independent contractors, consultants, agents, advisors, and suppliers engaged to provide services in relation to research and development, engineering or technical contributions, product design or development, commercialization, marketing, innovation, strategic or commercial planning on corporate image and investor relations, as determined by the Administrator in its sole and absolute discretion, but excluding any placing agents or financial advisors providing advisory services for fundraising, mergers or acquisitions, and professional service providers such as auditors or valuers who provide assurance, or are required to perform their services with impartiality and objectivity

“Corporate Governance Committee”	the corporate governance committee of the Board

“Depositary”	Deutsche Bank Trust Company Americas

DEFINITIONS

“Directors”	the director(s) of the Company from time to time

“Dr. Han”	Dr. Tony Xu Han (韓旭), the founder of the Group, chairman of the Board, executive Director and Chief Executive Officer of the Company

“Dr. Li”	Dr. Yan Li (李岩), the co-founder of the Group, executive Director and Chief Technology Officer of the Company

“EGM”	the extraordinary general meeting of the Company to be held on March 13, 2026 at 11:00 a.m. (Beijing time) (or shortly after the Class B Meeting is concluded) to consider and, if thought fit, approve, among other things, the proposed amendment of the Memorandum and Articles of Association, the Issuance Mandate, the Repurchase Mandate and the 2026 Share Plan

“Employee”	any individual who is a common-law employee of the Company or a Subsidiary, including prospective employee to whom Awards are granted in connection with written offers of employment relationship with the Company or a Subsidiary

“Group”	the Company and its Subsidiaries from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	January 31, 2026, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Issuance Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or resell treasury Shares not exceeding 20% of the total number of issued Shares (excluding treasury Shares) as at the date of passing of the relevant ordinary resolution

DEFINITIONS

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on November 6, 2025

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Memorandum and Articles of Association”	the eighth amended and restated memorandum and articles of association of the Company adopted by special resolutions on July 26, 2024 with effect from October 28, 2024

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules

“Non-class-based Resolution”	a resolution to incorporate into the Memorandum and Articles of Association the Unmet Articles Requirements (as defined on page 10 of this circular) not covered by the Class-based Resolution and the Forum Selection Clarification (as defined on pages 11-12 of this circular)

“Option”	an option (in the form of incentive stock option or nonstatutory stock option) granted under the 2026 Share Plan and entitling the holder to purchase Class A Ordinary Shares (exercisable in the form of ADSs)

“Participant”	the holder of an outstanding Award

“Prospectus”	the prospectus of the Company dated October 28, 2025 in connection with the Listing

“Repurchase Mandate”	a general mandate to the Directors to exercise the powers of the Company to repurchase Class A Ordinary Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding treasury Shares) as at the date of passing of the relevant ordinary resolution

DEFINITIONS

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Amended Memorandum and Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“Restricted Share Unit”	the right to receive one Class A Ordinary Share, as awarded under the 2026 Share Plan (in the form of ADSs)

“SFC”	the Securities and Futures Commission of Hong Kong

“Shareholder(s)”	holder(s) of the Share(s)

“Share(s)”	the Class A Ordinary Share(s) and/or the Class B Ordinary Share(s) in the share capital of the Company, as the context so requires

“Share Record Date”	February 9, 2026 (Hong Kong time)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subsidiary”	any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain

“substantial Shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Code on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended, supplemented or otherwise modified from time to time

“THL”	Tonyhan Limited, a company incorporated in the BVI with limited liability on May 10, 2017 and indirectly controlled by Dr. Han

“treasury Share(s)”	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

“U.S.” or “United States”	the United States of America, its territories, possessions and all areas subject to its jurisdiction

“U.S. dollar” or “US$”	United States dollar, the lawful currency of the United States

“weighted voting right”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Listing Rules and, unless the context otherwise requires, shall include Dr. Han and Dr. Li, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights

“WVR structure”	has the meaning ascribed to it in the Listing Rules

“XHL”	Xu Han Limited, a company incorporated in the BVI with limited liability on June 22, 2022 and wholly owned by Dr. Han

“Yanli”	Yanli Holdings Limited, a company incorporated in the BVI with limited liability on May 11, 2017 and indirectly controlled by Dr. Li

“%”	per cent

LETTER FROM THE BOARD

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

Executive Directors:

Dr. Tony Xu Han (韓旭) (Chairman)

Dr. Yan Li (李岩)

Non-executive Directors:

Mr. Kazuhiro Doi

Mr. Jean-François Salles

Independent Non-executive Directors:

Ms. Huiping Yan

Mr. David Zhang (張彤)

Dr. Tony Fan-cheong Chan

Registered Office:

P.O. Box 472

Harbour Place, 2nd Floor, North Wing

103 South Church Street

George Town

Grand Cayman KY1-1106

Cayman Islands

Headquarters and Principal Place of Business in the PRC:

21st Floor, Tower A

Guanzhou Life Science Innovation Center

No. 51 Luoxuan Road

Guangzhou International Biotech Island

Guangzhou

Guangdong Province

PRC

Principal Place of Business in Hong Kong:

40th Floor, Dah Sing Financial Centre

No. 248 Queen’s Road East

Wanchai

Hong Kong

To the Shareholders	February 6, 2026

Dear Sir or Madam,

(1) PROPOSED AMENDMENT OF THE MEMORANDUM AND  ARTICLES OF ASSOCIATION;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES  AND/OR RESELL TREASURY SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO  REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED ADOPTION OF THE 2026 SHARE PLAN;

AND

(5) NOTICES OF THE EGM AND CLASS MEETINGS

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the Class A Meeting, the Class B Meeting and the EGM (as applicable to you) to be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on March 13, 2026. The Class A Meeting will commence at 10:00 a.m. (Beijing time); the Class B Meeting will commence at 10:30 a.m. (Beijing time), or shortly after the Class A Meeting is concluded; and the EGM will commence at 11:00 a.m. (Beijing time), or shortly after the Class B Meeting is concluded.

*	For identification purpose only

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the Class A Meeting, the Class B Meeting and the EGM, and to provide you with information regarding the following proposals to be put forward at the said meetings:

(a)       the proposed amendment of the Memorandum and Articles of Association;

(b)       the proposed grant of a general mandate to issue Shares and/or resell treasury Shares;

(c)       the proposed grant of a general mandate to repurchase Shares and/or ADSs; and

(d)       the proposed adoption of the 2026 Share Plan.

2.     PROPOSED AMENDMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Reference is made to “Waivers and Exemption – Requirements Relating to the Articles of Association” in the Prospectus.

As disclosed in the Prospectus, in connection with the Listing, the Company applied for, and the Stock Exchange granted, a waiver from strict compliance with the Unmet Articles Requirements (defined below), subject to a number of conditions (the “Waiver”). As a condition for the Waiver, the Company undertook to seek Shareholders’ approval to amend its Articles of Association to comply with the Unmet Articles Requirements at its first general meeting following the Listing, which should be convened on or before May 6, 2026. Pursuant to the said undertaking, the Company hereby convenes the EGM, the Class A Meeting and the Class B Meeting.

Proposed amendments to the Memorandum and Articles of Association

As the Company is dual primary listed on the Stock Exchange, its Articles of Association are required to comply with Appendix A1 to the Listing Rules. Furthermore, Rule 8A.44 of the Listing Rules requires issuers with WVR structures such as the Company to give force to the requirements of Rules 8A.07, 8A.09, 8A.10, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18, 8A.19, 8A.21, 8A.22, 8A.23, 8A.24, 8A.26, 8A.27, 8A.28, 8A.29, 8A.30, 8A.31, 8A.32, 8A.33, 8A.34, 8A.35, 8A.37, 8A.38, 8A.39, 8A.40 and 8A.41 by incorporating them into their articles of association or equivalent document (together with the requirements under Appendix A1 to the Listing Rules, the “Listing Rules Articles Requirements”).

The Articles of Association do not comply with some of the Listing Rules Articles Requirements, namely (i) paragraphs 4(2), 4(3), 14(1), 14(2), 14(3), 14(4), 14(5), 15, 16, 17, 18, 19, 20, and 21 of Appendix A1 to the Listing Rules, and (ii) Rules 8A.07, 8A.09, 8A.10, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18, 8A.19, 8A.22, 8A.23, 8A.24, 8A.26, 8A.27, 8A.28, 8A.29, 8A.30, 8A.31, 8A.32, 8A.33, 8A.34, 8A.35, 8A.37, 8A.38, 8A.39, 8A.40, and 8A.41 of the Listing Rules (collectively, the “Unmet Listing Rules Articles Requirements”). Other than the aforementioned Unmet Listing Rules Articles Requirements, the remaining Listing Rules Articles Requirements are met by the Articles of Association.

LETTER FROM THE BOARD

Under Article 87(b) of the Articles of Association, for so long as THL and Yanli or their affiliates remain as Shareholders of the Company, they shall together be entitled to appoint, remove, and replace at least two Directors by delivering a written notice to the Company. To comply with Rule 2.03(4) of the Listing Rules, which requires that all holders of listed securities to be treated fairly and equally, the Company will at the EGM seek Shareholders’ approval to remove such special rights of THL and Yanli from the Articles of Association (the “Termination of Special Rights”).

In addition, to further enhance its Shareholder protection measures, the Company will at the EGM seek Shareholders’ approval to incorporate the following into the Articles of Association:

(a)	lowering the quorum of general meeting (which is not a class meeting) from not less than one-third of all votes attaching to all Shares in issue and present either in person or by proxy as currently provided for in Article 65 of the Articles of Association to 10% of voting rights (on a one vote per share basis) in the share capital of the Company (the “Quorum Requirement”);

(b)	where any general meeting is postponed by the Directors pursuant to Article 71 of the Articles of Association, requiring such meeting to be postponed to a specific date, time and place (the “GM Postponement Requirement”);

(c)	requiring any power to be exercised by the Director under Article 9 of the Articles of Association (including but not limited to the power to authorize the division of Shares into any number of classes and issue shares with preferred or other rights and series of preferred shares) to be subject to the Articles of Association, compliance with the Listing Rules, and the Code on Takeovers and Mergers, and the conditions that:

(i)	no new class of shares with voting rights superior to those of Class A Ordinary Shares will be created; and

(ii)	any variations in the relevant rights as between the different classes will not result in creating a new class of shares with voting rights superior to those of Class A Ordinary Shares (the “Overriding Compliance Requirement,” together with the Unmet Listing Rules Articles Requirements, the Termination of Special Rights, the Quorum Requirement and the GM Postponement Requirement, the “Unmet Articles Requirements”).

LETTER FROM THE BOARD

The Company will also propose amendments to the Articles of Association at the EGM to clarify that:

(a)	the Company, Shareholders, Directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with the Memorandum of Association and the Articles of Association or otherwise (save for any application or petition to wind up the Company which the courts of the Cayman Islands shall have exclusive jurisdiction to determine), and

(b)	if a court of the U.S. assumes jurisdiction to hear any proceedings, actions, claims or complaints that rely on the provisions of the U.S. Exchange Act or the U.S. Securities Act, then the federal courts of the U.S. shall have exclusive jurisdiction to hear, settle and/or determine such proceeding, action, claim or complaint to the exclusion of the state courts (the “Forum Selection Clarification”).

The incorporation of the following Unmet Articles Requirements will require approvals of holders of Class A Ordinary Shares and holders of Class B Ordinary Shares in separate class meetings in accordance with the Articles of Association because these requirements would vary the rights attached to Class A Ordinary Shares and Class B Ordinary Shares: (i) paragraph 15 of Appendix A1 to the Listing Rules, and (ii) Rules 8A.09, 8A.10, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18, 8A.19, 8A.22 and 8A.24 of the Listing Rules. A resolution to incorporate these Unmet Articles Requirements (the “Class-based Resolution”) will be proposed at each of the Class A Meeting and the Class B Meeting as well as the EGM.

A copy of the Amended Memorandum and Articles, marked to show all the above discussed amendments proposed to be made to the Memorandum and Articles of Association (i.e. if the Class-based Resolution and the Non-class-based Resolution (defined below) are both approved), is set out in Part A of Appendix I to this circular.

Quorum and voting

The quorum for the Class A Meeting or Class B Meeting will be members holding or representing by proxy at least one-third in nominal or par value amount of the respective issued Class A Ordinary Shares or Class B Ordinary Shares, respectively, in accordance with article 18 of the Articles of Association. The Class-based Resolution requires approval by at least majority of the votes cast by the issued Class A Ordinary Shares and approval by a simple majority of the votes cast by the issued Class B Ordinary Shares pursuant to article 18 of the Articles of Association.

LETTER FROM THE BOARD

If the Class-based Resolution is passed at both the Class A Meeting and Class B Meeting, at the EGM where all Shareholders may vote as a single class, the Shareholders will be asked to vote on (a) the Class-based Resolution and (b) another resolution to incorporate into the Memorandum and Articles of Association (i) the Unmet Articles Requirements not covered by the Class-based Resolution and (ii) the Forum Selection Clarification (the “Non-class-based Resolution”). The quorum for the EGM will be members holding or representing by proxy Shares which carry in aggregate not less than one-third of all votes attaching to all Shares in issue and entitled to vote in person or by proxy at the EGM pursuant to article 65 of the Articles of Association. At the EGM, each of the Class-based Resolution and the Non-class-based Resolution will require approval by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or by proxy or, in the case of corporations, by their duly authorized representatives, at the EGM in accordance with article 162 of the Articles of Association.

If the Class-based Resolution is not approved at any of the Class A Meeting and Class B Meeting, the Shareholders at the EGM will only be asked to vote on the Non-class-based Resolution. A copy of the Amended Memorandum and Articles, marked to show the proposed amendments if the Class-based Resolution is not approved and only the Non-class-based Resolution is approved, is set out in Part B of Appendix I to this circular.

Conditions for the Waiver

The conditions for the Waiver, which have previously been disclosed in “Waivers and Exemption – Requirements Relating to the Articles of Association” in the Prospectus, are set out below in full for your reference:

(a)	at its first general meeting following the Listing (the “Post-Listing GM”), the Company will put forth: (i) the Class-based Resolution at the Class A Meeting and the Class B Meeting, and (ii) the Class-based Resolution (if adopted at the Class A Meeting and the Class B Meeting) and the Non-class-based Resolution at the EGM (together, the “Proposed Resolutions”) to amend the Articles of Association to comply with the Unmet Articles Requirements;

(b)	each of the WVR Beneficiaries irrevocably undertakes to the Company to procure such intermediaries holding the Shares held or controlled by him to be present at the Post-Listing GM (whether in person or by proxy) and any general meeting and class meeting after the Listing until all Amendment Resolutions are approved by the Shareholders, and to vote in favor of the Amendment Resolutions;

(c)	if any of the Amendment Resolutions (including the Class-based Resolution) are not passed at the Post-Listing GM, until they are all approved by the Shareholders, the Company and each of the Directors irrevocably undertake to the Stock Exchange to continue to put forth the Amendment Resolutions that have not been passed (including the Class-based Resolution that has not been passed) at each subsequent annual general meeting and class meeting, and each of the WVR Beneficiaries irrevocably undertakes to the Company to continue to procure such intermediaries holding the Shares held or controlled by him, and Dr. Hua Zhong (鍾華) irrevocably undertakes, to be present and to vote in person or by proxy in favor of the Amendment Resolutions at such meeting;

LETTER FROM THE BOARD

(d)	the Company, each of the WVR Beneficiaries and of the Directors irrevocably undertake to the Stock Exchange that he or she or it will comply with the Unmet Listing Rules Articles Requirements, the Termination of Special Rights, the Quorum Requirement, the GM Postponement Requirement, the Overriding Compliance Requirement and the Forum Selection Clarification upon the Listing and before the Articles of Association are formally amended to incorporate the Unmet Articles Requirements (the “Undertaking for Interim Compliance”), except for the following:

(i)	paragraph 15 of Appendix A1 to the Listing Rules such that, prior to the Articles of Association being amended, the threshold for passing any resolution for the Amendment Resolutions in a separate class meeting will be approval by holders of at least a simple majority of the issued shares of that class, at a class meeting, in accordance with article 18 of the Articles of Association;

(ii)	Rules 8A.24(1) and (2) of the Listing Rules such that, prior to the Articles of Association being amended, weighted voting rights would apply in connection with passing the Amendment Resolutions; and

(iii)	paragraph 16 of Appendix A1 to the Listing Rules such that, prior to the Articles of Association being amended, the threshold for passing any special resolution for the Amendment Resolutions will be approval by members holding not less than two-thirds of the voting rights of those present and voting in person or by proxy at the general meeting in accordance with article 158 of the Articles of Association.

For the avoidance of doubt, the exceptions set out in sub-paragraphs (i) to (iii) above are only applicable to the passing of the Amendment Resolutions, and the Company irrevocably undertakes to the Stock Exchange to comply with the requirements under the Listing Rules for passing any resolution at a separate class meeting and a general meeting after the Listing (other than the Amendment Resolutions), and if the Class-based Resolution is not passed at the Post-Listing GM, the Undertaking for Interim Compliance will remain valid until the Class-based Resolution is passed.

(e)	each of the WVR Beneficiaries irrevocably undertakes to the Company that (i) he will procure the Company to give effect to the Undertaking for Interim Compliance upon the Listing and before the Articles of Association are formally amended, and (ii) he will procure the intermediary(ies) holding Class B Ordinary Shares held or controlled by him to deliver a written conversion notice to the Company that all of the Class B Ordinary Shares it/they hold(s) shall be converted to Class A Ordinary Shares on a one-to-one basis immediately upon the occurrence of any of the events set out in Rule 8A.17 of the Listing Rules or upon any voluntary or involuntary transfer of the beneficial ownership of, or economic interest in, or change of control over the voting rights attached to the Class B Ordinary Shares (e.g. upon or as a result of death of such WVR Beneficiary or foreclosure of share pledge) after the Listing and before the Articles of Association are formally amended (the “WVR Beneficiaries’ Articles Undertaking”). The WVR Beneficiaries’ Articles Undertaking shall automatically terminate upon the earliest of (i) the proposed amendments to the Articles of Association described above have become effective, (ii) the date of delisting of the Class A Ordinary Shares from the Stock Exchange, and (iii) the date on which both WVR Beneficiaries cease to be a beneficiary of weighted voting rights in the Company. For the avoidance of doubt, the automatic termination of the WVR Beneficiaries’ Articles Undertaking shall not affect any remedies, obligations or liabilities that have been accrued up to such termination, including the right to claim for damages in respect of any breach;

LETTER FROM THE BOARD

(f)	each of the WVR Beneficiaries irrevocably undertakes to the Company that he will procure the intermediary(ies) holding Class B Ordinary Shares held or controlled by him to deliver a written conversion notice to the Company that those Class B Ordinary Shares which it/they exercise(s) more than ten votes shall be converted to Class A Ordinary Shares on a one-to-one basis immediately upon their breach of the WVR Beneficiaries’ voting undertaking (i.e. exercise of more than ten votes in respect of the voting rights for each Class B Ordinary Share of which they are the holders on resolutions other than the Amendment Resolutions for which each of the WVR Beneficiaries will exercise 40 votes for each Class B Ordinary Share) occurring after the Listing and before the Articles of Association are formally amended; such conversion notice shall expire immediately upon the Articles of Association are formally amended;

(g)	if holders of ADSs do not give voting instructions to the Depositary with respect to the Amendment Resolutions, the Company will exercise any discretionary proxy it has under the Deposit Agreement for the ADSs to vote the underlying Class A Ordinary Shares represented by their ADSs to approve the Amendment Resolutions at any general meetings and Class A Meetings;

(h)	the Company remains listed on Nasdaq; and

(i)	the Company will issue a press release announcing its support publicly for the Amendment Resolutions each year after the Listing until all Amendment Resolutions are approved by Shareholders.

In addition, Dr. Hua Zhong has given an undertaking that he will be present at the Post-Listing GM (whether in person or by proxy) and any general meeting and class meeting after the Listing until all Amendment Resolutions are approved by our Shareholders and to vote in favor of the Amendment Resolutions.

The legal advisor to the Company as to Cayman Islands laws confirms that the Undertaking for Interim Compliance will not violate the laws and regulations of the Cayman Islands nor will it contravene our Articles of Association. The Company also confirms that, after consulting its other legal advisors, the Undertaking for Interim Compliance will not violate other laws and regulations applicable to the Company. The legal advisor to the Company as to Cayman Islands laws further confirms that the mechanism to calculate the specific votes for or against a specific resolution when the WVR Beneficiaries’ voting undertaking is complied with before the Articles of Association are formally amended (i.e. the numerator and the denominator assuming the exercise of voting rights attached to the Class B Ordinary Shares will in practice be capped at ten votes per Share) will not violate the laws and regulations of the Cayman Islands.

LETTER FROM THE BOARD

The WVR Beneficiaries acknowledged and agreed that the Shareholders rely on the WVR Beneficiaries’ Articles Undertaking in acquiring and holding their Shares. The WVR Beneficiaries acknowledged and agreed that the Undertaking is intended to confer a benefit on the Company and all Shareholders and may be enforced by the Company and/or any Shareholder against the WVR Beneficiaries.

As advised by the legal advisors of the Company, the proposed amendments to the Articles of Association conform with the requirements of the Listing Rules and the laws of Cayman Islands, being the place of incorporation of the Company. The Company further confirms that there is nothing unusual about the proposed amendments to the Articles of Association.

For further details and context of the proposed amendments to the Articles of Association and the Waiver, please refer to “Waivers and Exemption – Requirements Relating to the Articles of Association” in the Prospectus.

3.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR RESELL TREASURY SHARES

In order to give the Company the flexibility to issue Class A Ordinary Shares if and when appropriate, without needing to convene a general meeting for each and every Share issuance and/or resell of treasury Shares, an ordinary resolution will be proposed at the EGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares (including any sale or transfer of Class A Ordinary Shares out of treasury that are held as treasury Shares) not exceeding 20% of the total number of issued Shares (excluding treasury Shares) as at the date of passing of such resolution.

As at the Latest Practicable Date, the issued share capital of the Company comprised 972,508,041 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 3 and on the basis that no further Shares are issued after the Latest Practicable Date and up to the date of the EGM, the Company will be allowed to issue a maximum of 205,464,492 Class A Ordinary Shares. The Company does not hold any treasury Shares as at the Latest Practicable Date. The Directors have no immediate plans to issue any new Class A Ordinary Shares and/or to resell any treasury Shares pursuant to the Issuance Mandate.

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 3, provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding treasury Shares) as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate.

LETTER FROM THE BOARD

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

In order to give the Company the flexibility to repurchase Class A Ordinary Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the EGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Class A Ordinary Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding treasury Shares) as at the date of passing of such resolution.

As at the Latest Practicable Date, the issued share capital of the Company comprised 972,508,041 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 4 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the EGM, the Company will be allowed to repurchase a maximum of 102,732,246 Class A Ordinary Shares. The Directors wish to state that they intend to exercise the Repurchase Mandate after it is approved by the Shareholders in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the EGM.

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

5.     PROPOSED ADOPTION OF THE 2026 SHARE PLAN

The Company currently maintains one share plan, namely the 2018 Share Plan. The terms of the 2018 Share Plan do not comply with the requirements of Chapter 17 of the Listing Rules, and therefore no further grants may be made under the 2018 Share Plan following the Company’s listing on the Stock Exchange. Accordingly, the Board proposes to adopt the 2026 Share Plan, the terms of which comply with the requirements of Chapter 17 of the Listing Rules. The purpose of the 2026 Share Plan is to attract, incentivize and retain Employees, Directors and Consultants through the grant of Awards. The 2026 Share Plan provides for the grant of Options to purchase Class A Ordinary Shares (exercisable in the form of ADSs) and the grant of Restricted Share Units to acquire Class A Ordinary Shares (in the form of ADSs). The underlying Class A Ordinary Shares offered under the 2026 Share Plan may be funded by new Class A Ordinary Shares or treasury Shares. The Company had no intention to grant any Awards under the 2026 Share Plan nor to terminate the 2018 Share Plan as at the Latest Practicable Date. For the avoidance of doubt, the 94,758,423 options and 35,919,522 awards granted under the 2018 Share Plan and outstanding as at the Latest Practicable Date will remain valid and exercisable in accordance with the terms of the 2018 Share Plan and relevant award agreements after the 2026 Share Plan is approved by the Shareholders.

LETTER FROM THE BOARD

Eligibility

Employees, Directors and Consultants shall be eligible for the grant of Awards under the 2026 Share Plan.

Since the independent non-executive Directors provide valuable contributions to the Company’s corporate governance and strategic oversight, the Board considers that they can be eligible to receive Awards in light of such services and their inclusion in the 2026 Share Plan aligns with the purpose of the 2026 Share Plan, market norms, as well as the long-term interests of the Company and its Shareholders as a whole. The Board considers that share-based compensation represents a suitable component of the remuneration package for independent non-executive Directors without impacting the Company’s cash reserves. For the avoidance of doubt, performance targets are not applicable to Awards to be granted to independent non-executive Directors under the 2026 Share Plan. Accordingly, the Board considers that the independent non-executive Directors’ objectivity and independence will not be prejudiced. As at the Latest Practicable Date, the Company had no plan or intention to grant any Awards to its independent non-executive Directors under the 2026 Share Plan. Any future grant, if considered, will be made in accordance with the terms of the 2026 Share Plan, applicable regulatory requirements, and subject to all necessary approvals.

In the case of Consultants, this category of Participants includes independent contractors, consultants, agents, advisors, and suppliers who provide services to the Group with continuity and frequency comparable to Employees. Such services may include advisory, consultancy, and other professional services relating to, or ancillary to, the Group’s principal businesses which are considered desirable and necessary from a commercial perspective and help maintain or enhance the Group’s competitiveness, including but not limited to research and development, engineering or technical contributions, product design or development, commercialization, marketing, innovation, strategic or commercial planning on corporate image and investor relations.

Since the Consultants have provided, or may provide, valuable services and advice to the Group on a continuing and recurring basis, and such services and advice are related to the Group’s ordinary and usual course of business and are material to the long-term development and growth of the Group, the Board (including the independent non-executive Directors) considers that they can be eligible to receive Awards in light of such services and their inclusion in the 2026 Share Plan aligns with the purpose of the 2026 Share Plan, industry norms, as well as the long-term interests of the Company and its Shareholders as a whole. This will allow the Company the flexibility to provide incentives to such eligible persons who will contribute their knowledge, experience and expertise to the Group.

LETTER FROM THE BOARD

The eligibility of Consultants shall be determined by the Administrator on a case by case basis, in its sole discretion, taking into account factors, including but not limited to: (i) the performance of relevant Consultants; (ii) the length of business relationship with the Group; (iii) the materiality and nature of the business relationship with the Group (such as whether they relate to the core business of the Group and whether such business dealings could be readily replaced by third parties); (iv) the specific skills or technical knowledge of the relevant Consultants; (v) the scale of business dealings with the Group, in particular, whether such Consultants could bring positive impacts to the Group’s business with regard to factors such as the actual or expected improvement in the Group’s technology or product or increase in the Group’s revenue or profits or reduction in costs which is or may be attributable to the Consultants; and (vi) the Group’s future business plans in relation to further collaboration with such Consultants and the long-term support that the Group may receive accordingly.

The Company has sought legal advice regarding the prospectus requirements under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) in accordance with Note 1 to Rule 17.03(2) of the Listing Rules. The Company confirms that the proposed grant of Awards to Consultants under the 2026 Share Plan will not constitute an offer to the public, as the Company will ensure that the total number of Consultants who are granted Awards remain below 50. Accordingly, the grant will not trigger prospectus requirements under the Companies (Winding Up and Miscellaneous Provisions) Ordinance. The Company will ensure that any grants of Awards under the 2026 Share Plan are made in reliance on applicable exemptions and in compliance with all relevant laws and regulations.

Plan Limit and Consultant Sub-limit

The maximum number of Class A Ordinary Shares (including treasury Shares) which may be issued or transferred under the 2026 Share Plan shall not exceed 10% of the total issued and outstanding Shares (excluding any treasury Shares) of the Company as at the date of approval of the 2026 Share Plan by the Shareholders (to be equitably adjusted in the event of any share subdivision, consolidation or similar transactions such that the percentage of issued and outstanding Class A Ordinary Shares represented by the limit shall be the same before and after the transactions) (the “Plan Limit”).

Out of the Plan Limit, the maximum number of Class A Ordinary Shares (including treasury Shares) which may be issued or transferred under the 2026 Share Plan to Consultants shall not exceed 1% of the total issued and outstanding Shares (excluding any treasury Shares) of the Company as at the date of approval of the 2026 Share Plan by the Shareholders (to be equitably adjusted in the event of any share subdivision, consolidation or similar transactions such that the percentage of issued and outstanding Class A Ordinary Shares represented by the limit shall be the same before and after the transactions) (the “Consultant Sub-limit”).

LETTER FROM THE BOARD

The Company may seek approval by the Shareholders in general meeting for “refreshing” the Plan Limit and Consultant Sub-limit after three years from the date of Shareholders’ approval for the last refreshment (or adoption of the 2026 Share Plan). Any “refreshment”within any three year period must be approved by Shareholders subject to the following provisions: (i) any controlling Shareholders and their associates (or if there is no controlling Shareholder, Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates) must abstain from voting in favor of the relevant resolution at the general meeting; and (ii) the Company must comply with the requirements under Rules 13.39(6) and (7), 13.40, 13.41 and 13.42 of the Listing Rules. The total number of Class A Ordinary Shares which may be issued in respect of all options and awards to be granted under all of the schemes of the Company under the scheme mandate as “refreshed” must not exceed 10% of the Shares in issued (excluding treasury Shares) as at the date of approval of the refreshed scheme mandate. The Company must send a circular to the Shareholders containing the number of Awards that were already granted under the existing Plan Limit and Consultant Sub-limit and the reason for the “refreshment.”

The basis for determining the Consultant Sub-limit includes (i) the potential dilution effect arising from the Awards to be granted to the Consultants; (ii) the importance of striking a balance between achieving the purpose of the 2026 Share Plan and protecting the Shareholders from the dilution effect from granting of Awards to the Consultants; (iii) the extent of use of Consultants’ services by the Group; (iv) the current payment and/or settlement arrangement with the Consultants; and (v) the expected contribution to the development and growth of the Group attributable to the Consultants.

Considering that the Consultants have contributed to the success and growth of the Group, the specific skills or technical knowledge possessed by the Consultants and the valuable services and advice provided by the Consultants to the Group, the Board is of the view that the Consultant Sub-limit is appropriate and reasonable given the nature of the Group’s business needs, which is in line with the purpose of the 2026 Share Plan.

Vesting

To ensure the practicability in fully attaining the purpose of the 2026 Share Plan, the Board and the Compensation Committee are of the view that (i) there are certain instances where a strict 12-month vesting requirement would not work or would not be fair to the Participants, which are set out in “7. VESTING” in Appendix III to this circular; (ii) there is a need for the Company to retain flexibility in certain cases to provide a competitive remuneration package to attract and retain individuals to provide services to the Group, to provide for succession planning and the effective transition of employee responsibilities and to reward exceptional performers with accelerated vesting or in exceptional circumstances where justified; and (iii) the Company should be allowed discretion to formulate its own talent recruitment and retention strategies in response to changing market conditions and industry competition, and thus should have flexibility to impose vesting conditions such as performance-based vesting conditions instead of time-based vesting criteria depending on individual circumstances.

LETTER FROM THE BOARD

Hence, the Board and the Compensation Committee are of the view that the circumstances where the Administrator may determine a shorter vesting period prescribed in “7. VESTING” in Appendix III to this circular are in line with market practice and are appropriate and align with the purposes of the 2026 Share Plan.

Basis of Determination of Exercise Price

Each option agreement shall specify the exercise price for which one ADS may be purchased upon exercise of the Option, which shall be determined by the Administrator. The basis of determination of the exercise price of Options is summarized in “9. EXERCISE PRICE OF OPTIONS” in Appendix III to this circular.

Pursuant to Rule 17.03E of the Listing Rules, the exercise price of options must be at least the higher of: (i) the closing price of the shares as stated in the Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the shares as stated in the Stock Exchange’s daily quotations sheet for the five business days immediately preceding the date of grant.

The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 17.03E of the Listing Rules such that the exercise price of Options granted under the 2026 Share Plan which are exercisable into ADSs shall be determined based on, among other things, the higher of:

(a)	the closing sales price for such ADSs on the date of grant on the Nasdaq, which must be a Nasdaq trading day; and

(b)	the average closing sales price for such ADSs on the Nasdaq for the five trading days immediately preceding the date of grant.

The Stock Exchange has granted the aforementioned waiver on the following grounds:

(a)	the method for determining the exercise price of Options based on the closing sales price of ADSs substantially replicates Rule 17.03E of the Listing Rules;

(b)	it has been the Company’s established practice to grant options exercisable into ADSs only with exercise prices denominated in U.S. dollars, and the Company will continue to do so under the 2026 Share Plan; and

(c)	it would be unduly burdensome for the Company to grant Options exercisable into ADSs with exercise prices denominated in Hong Kong dollars and with reference to the market prices of its Class A Ordinary Shares in Hong Kong.

No purchase price is payable by the Participants upon vesting of Restricted Share Units under the 2026 Share Plan.

LETTER FROM THE BOARD

Performance Targets and Clawback Mechanism

Each grant of Award under the 2026 Share Plan shall be evidenced by an award agreement between the Participant and the Company setting forth the number of Shares subject to the Award and the terms and conditions of the Award, including any performance target based on various key performance indicators with respect to operations, finance, business and/or other metrics which are designed to motivate and reward contribution to the Group that needs to be achieved before the Award can be vested. Key performance indicators for assessment of performance targets are summarized in “8. PERFORMANCE TARGETS” in Appendix III to this circular.

The Administrator may, in its sole discretion, amend or adjust the key performance indicators and establish any special rules and conditions to which the key performance indicators shall be subject at any time. For the avoidance of doubt, performance targets are not applicable to Awards (if any) granted to independent non-executive Directors under the 2026 Share Plan.

For details of the clawback mechanism of the 2026 Share Plan, see “15. CLAWBACK MECHANISM” in Appendix III to this circular.

Conditions Precedent of the 2026 Share Plan

The adoption of the 2026 Share Plan is conditional upon:

(a)	the passing of resolutions 6 to 8 set out in the notice of the EGM in relation to the 2026 Share Plan by the Shareholders at the EGM; and

(b)	the Stock Exchange granting the approval for the listing of, and permission to deal in, any Class A Ordinary Shares on the Stock Exchange which may be issued in respect of Awards to be granted in accordance with the terms and conditions of the 2026 Share Plan.

6.	THE EGM AND THE CLASS MEETINGS

The Class A Meeting, the Class B Meeting and the EGM will be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on March 13, 2026. The Class A Meeting will commence at 10:00 a.m. (Beijing time); the Class B Meeting will commence at 10:30 a.m. (Beijing time), or shortly after the Class A Meeting is concluded; and the EGM will commence at 11:00 a.m. (Beijing time), or shortly after the Class B Meeting is concluded.

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, no Shareholder has a material interest in, and would be required to abstain from voting on, the resolutions to be proposed at the EGM, the Class A Meeting and the Class B Meeting.

LETTER FROM THE BOARD

The Notice of the Extraordinary General Meeting, Notice of the Class A Meeting and Notice of the Class B Meeting are enclosed and are published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.weride.ai). These notices serve as the notice of general meetings required under Rule 13.71 of the Listing Rules.

Holders of record of the Company’s Shares on the Company’s register of members as at the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Class A Meeting, the Class B Meeting and the EGM in person. Holders of the Company’s ADSs as at the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for each of the Class A Meeting, the Class B Meeting and the EGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Class A Meeting, the Class B Meeting and the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m. (New York time) on March 4, 2026 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the EGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the EGM will be voted by way of poll. An announcement on the poll results will be published after the EGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

7.	DOCUMENT ON DISPLAY

A copy of the 2026 Share Plan will be available on display on the websites of the Stock Exchange at www.hkexnews.hk and the Company’s website at www.weride.ai during a period of 14 days before the date of the EGM. In addition, a copy of the 2026 Share Plan will be made available for inspection at the EGM.

8.	RECOMMENDATION

The Board considers that the above-mentioned resolutions regarding the proposed amendment to the Memorandum and Articles of Association, the proposed Issuance Mandate, the Repurchase Mandate and the proposed adoption of the 2026 Share Plan are in the best interests of the Company and the Shareholders as a whole, and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the Class A Meeting, the Class B Meeting and the EGM, respectively.

LETTER FROM THE BOARD

9.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

10.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive Director
and Chief Executive Officer

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

Part A The Amended Memorandum and Articles if the Class-based Resolution and the Non-class-based Resolution are both approved

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~EIGHTH~~ NINTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

WERIDE INC.

(adopted by a Special Resolution passed on July 26~~, 2024~~[•] and effective ~~immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class A Ordinary Shares~~ on [•] )

1.	The name of the Company is WeRide Inc.

2.	The Registered Office of the Company ~~will be~~is situated at the offices of International Corporation Services Ltd, Harbour Place 2nd Floor, North Wing, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

7.	The authorized share capital of the Company is US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising (i) ~~3~~4,500,000,000 Class A ordinary shares of a par value of US$0.00001 each, and (ii) 500,000,000 Class B ordinary shares of a par value of US$0.00001 each~~, and (iii) 1,000,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the articles of association of the Company (as amended or substituted from time to time, the “Articles”)~~. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdictions.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~EIGHTH~~ NINTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

WERIDE INC.

(adopted by a Special Resolution passed on July 26~~, 2024~~[•] and effective ~~immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class A Ordinary Shares~~ on [•] )

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing Class A Ordinary Shares;

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Auditor(s)”	the auditor(s) for the time being of the Company, if any;

“Board” or “Board of Directors” ~~or “Directors”~~	means ~~the directors of the Company for the time being, or as the case may be,~~ the ~~directors~~ Directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.00001 in the capital of the Company, designated as a Class A Ordinary Share~~s~~ and having the rights provided for in these Articles;

“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.00001 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Co-Founders”	Dr. Tony Xu Han (韓旭) and Dr. Yan Li (李岩), each of whom, a “Co-Founder”;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”	means technology (including without limitation video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities) by means of which all Persons participating in a meeting are capable of participating;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“Company”	means WeRide Inc., a Cayman Islands exempted company;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to the Shareholders;

“Compliance Adviser”	has the meaning ascribed to it in the HKSE Listing Rules;

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 142;

“Corporate Governance Code”	means the corporate governance code set out in Appendix C1 to the HKSE Listing Rules;

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the HKSE Listing Rules;

“Designated Stock Exchange”	means the ~~stock~~ Nasdaq Stock Market for so long as the Company’s ADSs are there listed, the HKSE for so long as the Company’s Shares are there listed, and any other securities exchange ~~in the United States~~or other system on which any Shares or ADSs are listed or authorized for trading from time to time;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on ~~the~~ any Designated Stock Exchange, and for the avoidance of doubt, include the HKSE Listing Rules;

“Director”	means a member of the Board of Directors;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“Director Holding Vehicle”	means a limited partnership, trust, private company or other vehicle wholly-owned and wholly-controlled by a Co-Founder, where (i) in the case of a limited partnership, the terms of the limited partnership must expressly specify that the voting rights attached to such shares are solely dictated by the Co-Founder; (ii) in the case of a trust, the Co-Founder must in substance retain an element of control of the trust and any immediate holding companies; and the purpose of the trust must be for estate planning and/or tax planning purposes; and (iii) in the case of a private company or other vehicle, the Co-Founder (or a trust referred to in (ii) above) must wholly own and control that vehicle at all relevant times;

“electronic”	has the meaning given to it in the Electronic Transactions Act;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the votes of the Board;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Exchange Act”	means the Securities and Exchange Act of 1934 of the United States of America, as amended, and the rules and regulations of the Commission thereunder, in effect at the time;

~~“Founder Entities”~~	~~Tonyhan Limited and Yanli Holdings Limited~~

“HKSE”	means The Stock Exchange of Hong Kong Limited;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“HKSE Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time;

“Independent Non-executive Director”	means a Director recognized as such by the HKSE Listing Rules;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Nomination Committee”	means the nomination committee of the Board established in accordance with Article 137;

“Ordinary Resolution”	means a resolution:

(a) passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with these Articles; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of such Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“Present”	means in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly;

“Recognized Clearing House”	shall include the recognized clearing house as defined in Part I of Schedule 1 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Register”	means the ~~Register~~ register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, and the rules and regulations of the Commission thereunder, in effect at the time;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“Share”	means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”

means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)    passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)   approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of such Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“Super-Majority Resolution”	means a type of Special Resolution but where the requisite majority shall be not less than three-fourths of such Members as, being entitled to do so, vote as above (excluding voting rights attaching to Treasury Shares), and includes a unanimous written resolution;

“Takeovers Code”	means The Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to be Present solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

SHARES

8.	Subject to these Articles, the Designated Stock Exchange Rules, and other applicable laws or regulations, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants, convertible securities or similar instruments conferring the right upon the holders thereof to subscribe for, purchase or receive any Shares or securities in the capital of the Company on such terms as it may from time to time determine.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

9.	Subject to these Articles, the HKSE Listing Rules, the Takeovers Code, and other applicable laws or regulations, and on the conditions that (i) no new Class of shares with voting rights superior to those of Class A Ordinary Shares will be created; and (ii) any variations in the relevant rights as between different Classes of Shares will not result in creating a new Class of Shares with voting rights superior to those of Class A Ordinary Shares~~The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as the Directors may think appropriate. Notwithstanding Article 18~~, the Directors may issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other ~~class~~ Class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other ~~class~~ Class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other ~~class~~ Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other ~~class~~ Class of shares or any other series of preferred shares;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other ~~class~~ Class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof,

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ~~forty~~ ten (~~40~~10) votes on all matters subject to vote at general meetings of the Company.

13.	Notwithstanding any provisions in these Articles to the contrary, neither the Company nor any holder of Class B Ordinary Shares shall take any action (including the issue and repurchase of Shares of any Class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class A Ordinary Shares (for the avoid of doubt, excluding holders of Class A Ordinary Shares who also own or control any Class B Ordinary Shares) Present at a general meeting to be less than 10% of the votes entitled to be cast by all Members at a general meeting (excluding voting rights attaching to Treasury Shares); or (b) an increase in the proportion of Class B Ordinary Shares to the total number of Shares in issue at any time.

14.	No further Class B Ordinary Shares shall be issued by the Company, except with the prior approval of the HKSE and pursuant to (i) an offer to subscribe for Shares made to all the Members pro rata (apart from fractional entitlements) to their existing holdings; (ii) a pro rata issue of Shares to all Members by way of scrip dividends;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

or (iii) pursuant to a stock split or other capital reorganization; provided further that, each Member shall be entitled to subscribe for (in a pro rata offer) or be issued (in an issue of shares by way of scrip dividends) Shares in the same Class as the Shares then held by him; and further provided that the HKSE is satisfied that the proposed allotment or issuance will not result in an increase in the proportion of Class B Ordinary Shares in issue, so that:

(a)	if, under a pro rata offer, any holder of Class B Ordinary Shares does not take up any part of the Class B Ordinary Shares or the rights thereto offered to him, such untaken Shares (or rights) shall only be transferred to another person on the basis that such transferred rights will only entitle the transferee to an equivalent number of Class A Ordinary Shares;

(b)	to the extent that rights to Class A Ordinary Shares in a pro rata offer are not taken up in their entirety, the number of Class B Ordinary Shares that shall be allotted, issued or granted in such pro rata offer shall be reduced proportionately; and

(c)	where necessary, holders of Class B Ordinary Shares must use their best endeavors to enable the Company to comply with this Article.

15.	In the event the Company reduces the number of Class A Ordinary Shares in issue (for instance, through a purchase of its own Shares), the holders of Class B Ordinary Shares shall reduce their weighted voting rights in the Company proportionately, whether through a conversion of a portion of their Class B Ordinary Shares into Class A Ordinary Shares or otherwise, if the reduction in the number of Class A Ordinary Shares in issue (after deducting Treasury Shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares to the total number of shares in issue.

16.	The Company shall not change the terms of the Class B Ordinary Shares so as to increase the weighted voting rights attached to each Class B Ordinary Share. If the Company wishes to reduce the weighted voting rights attached to each Class B Ordinary Share, it must, in addition to complying with any requirements under law, first obtain the prior approval of the HKSE and, if approval is granted, must announce the change.

17.	Class B Ordinary Shares shall only be held by a Co-Founder or a Director Holding Vehicle. Subject to the HKSE Listing Rules or other applicable laws or regulations, each Class B Ordinary Share shall be automatically converted into one Class A Ordinary Share upon the occurrence of any of the following events:

(a)	the death of the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the death of the Co-Founder holding and controlling such Director Holding Vehicle);

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(b)	the holder of such Class B Ordinary Share ceasing to be a Director or a Director Holding Vehicle for any reason;

(c)	the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the Co-Founder holding and controlling such Director Holding Vehicle) being deemed by the HKSE to be incapacitated for the purpose of performing his duties as a Director;

(d)	the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the Co-founder holding and controlling such Director Holding Vehicle) being deemed by the HKSE to no longer meet the requirements of a director set out in the HKSE Listing Rules; or

(e)	any direct or indirect sale, transfer, assignment or disposition of the beneficial ownership of, or economic interest in, such Class B Ordinary Share or the control over the voting rights attached to such Class B Ordinary Share (through voting proxies or otherwise) to any person, including by reason that a Director Holding Vehicle no longer complies with Rule 8A.18(2) of the HKSE Listing Rules or any Co-Founder and a third party which is neither a Co-Founder or a Director Holding Vehicle entering into any arrangement or understanding resulting in a transfer of weighted voting rights from the Co-Founder to such third party (in which case the Company and the Co-Founder or the Director Holding Vehicle must notify the HKSE as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class B Ordinary Share by a Co-Founder to a Director Holding Vehicle or by a Director Holding Vehicle to the Co-Founder or another Director Holding Vehicle.

For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this Article unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party which is neither a Co-Founder or a Director Holding Vehicle holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

18.	All of the Class B Ordinary Shares in the authorized share capital shall be automatically re-designated into Class A Ordinary Shares in the event none of the holders of the Class B Ordinary Shares at the time of the Company’s initial listing on the HKSE have beneficial ownership of Class B Ordinary Shares, and no further Class B Ordinary Shares shall be issued by the Company.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~13.~~19.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. The Company must seek the HKSE’s prior approval of the listing of any Class A Ordinary Shares that are issuable upon conversion of Class B Ordinary Shares.

~~14.~~20.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares at the relevant time.

~~15.~~	~~Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:~~

~~(a)~~	~~any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder;~~

~~for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (a) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares; or~~

~~(b)~~	~~any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder;~~

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.~~

~~16.~~21.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

~~17.~~22.	Save and except for voting rights and conversion rights as set out in Articles 12 to ~~16~~ 21 (inclusive), Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. Weighted voting rights must only be attached to one class of the Company’s equity securities.

MODIFICATION OF RIGHTS

~~18.~~23.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be ~~materially adversely~~ varied with the consent in writing of the holders of ~~at least two-thirds~~not less than three-fourths (~~2/3~~3/4) in nominal value of the issued Shares of that Class or with the sanction of a~~n Ordinary Resolution~~ resolution passed at a separate meeting of the holders of the Shares of that Class by the holders of not less than three-fourths (3/4) in nominal value of the issued Shares of that Class present in person or by proxy and voting at such meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third (1/3) in nominal or par value amount of the issued Shares of the relevant Class (excluding Treasury Shares) (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one (1) vote for each Share of the Class held by him. ~~For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.~~

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~19.~~	~~The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.~~

CERTIFICATES

~~20.~~24.	The Shares will be issued in fully registered, book-entry form. Certificates will not be issued unless the Directors determine otherwise. All share certificates (if any) shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

~~21.~~25.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

26.	Every share certificate of the Company shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by the HKSE from time to time.

~~22.~~27.	Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

~~23.~~28.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~24.~~29.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

~~25.~~30.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

~~26.~~31.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

~~27.~~32.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

~~28.~~33.	For giving effect to any such sale the Directors may authorize a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~29.~~34.	The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

~~30.~~35.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

~~31.~~36.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

~~32.~~37.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent (8%) per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

~~33.~~38.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

~~34.~~39.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

~~35.~~40.	The Directors may, if they think fit, receive from any Shareholder willing to advance all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent (8%) per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

FORFEITURE OF SHARES

~~36.~~41.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

~~37.~~42.	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

~~38.~~43.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

~~39.~~44.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

~~40.~~45.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

~~41.~~46.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

~~42.~~47.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~43.~~48.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

~~44.~~49.	The instrument of transfer of any Share shall be in writing and in any usual or common form or in such other form as the Directors may, in their absolute discretion, approve provided always that it shall be in such a form prescribed by the HKSE and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee, in each case, may be under hand only or, if the transferor or transferee is a Recognized Clearing House (or its nominee(s)), under hand or by machine imprinted signature or by such other means of execution as the Board may approve from time to time and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up, on which the Company has a lien, or if, in the Directors’ sole discretion, such transfer may constitute a violation or breach of any applicable laws or regulations, or the terms of any applicable agreements to which any Member or any of its Affiliates is a party.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~45.~~50.	The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year (or such longer period as the Members may by Ordinary Resolution determine provided that such period shall not be extended beyond sixty (60) calendar days in any calendar year).

~~46.~~51.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three (3) calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

~~47.~~52.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

~~48.~~53.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

~~49.~~54.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

55.	Subject to the provisions of the Companies Act, if the Board considers it necessary or appropriate, the Company may establish and maintain a principal or branch Register at such location as the Board thinks fit and there shall be entered therein the particulars of the Members and the shares issued to each of them and other particulars required under the Companies Act.

56.	Except when a Register is closed and, if applicable, subject to the additional provisions of Article 50, the principal Register and any branch Register shall during business hours be kept open to inspection by any Member without charge.

REGISTRATION OF EMPOWERING INSTRUMENTS

~~50.~~57.	The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

~~51.~~58.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

~~52.~~59.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

~~53.~~60.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

APPENDIX I           THE AMENDED MEMORANDUM AND ARTICLES

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

~~54.~~61.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorized by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of its capital, profits or the proceeds of a fresh issue of Shares.

~~55.~~62.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

~~56.~~63.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

~~57.~~64.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

~~58.~~65.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

~~59.~~66.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

~~60.~~67.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

APPENDIX I          THE AMENDED MEMORANDUM AND ARTICLES

~~61.~~68.	(a)	The Company ~~may (but~~ shall ~~not be obliged to)~~ in each ~~calendar~~ financial year hold a general meeting as its annual general meeting within six months (or such other period as may be permitted in the Designated Stock Exchange Rules) after the end of such financial year, and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place (or held as a Virtual Meeting) as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

~~62.~~69.	(a)	The Chairman or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of Member(s) holding ~~at the date of deposit of the requisition Shares which carry in aggregate~~ not less than ~~a majority~~one-tenth (1/10) of all votes attaching to all issued ~~and outstanding~~ Shares (excluding Treasury Shares) of the Company (on a one vote per share basis) that ~~as at the date of the deposit~~ carry the right to vote at general meetings of the Company, and such Member(s) may also add resolutions to the agenda of any general meeting of the Company.

(c)	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

APPENDIX I           THE AMENDED MEMORANDUM AND ARTICLES

NOTICE OF GENERAL MEETINGS

~~63.~~70.	~~At least seven (7) calendar days’ notice shall be given for any general meeting.~~An annual general meeting shall be called by not less than twenty-one (21) days’ notice in writing and any extraordinary general meeting shall be called by not less than fourteen (14) days’ notice in writing. Subject to the requirements under the HKSE Listing Rules, ~~Every~~ every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a Virtual Meeting), the day and the hour of the meeting, particulars of the resolutions and the general nature of the business to be considered at that meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority of the Shareholders having a right to attend and vote at the meeting and Present at the meeting.

~~64.~~71.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

~~65.~~72.	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Persons holding or representing by proxy Shares which carry in aggregate not less than ~~one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting Present~~ten percent (10%) of the voting rights (on a one vote per share basis) in the share capital of the Company shall be a quorum ~~for all purposes~~for a general meeting.

~~66.~~73.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

~~67.~~74.	~~If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company,~~ Presence at the relevant general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities may be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

APPENDIX I           THE AMENDED MEMORANDUM AND ARTICLES

~~68.~~75.	The Chairman, if any, shall preside as chairman at every general meeting of the Company. If there is no such Chairman, or if at any general meeting he is not Present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors Present at the meeting shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

~~69.~~76.	The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

~~69.1~~(a)	The chairman of the meeting shall be deemed to be Present at the meeting; and

~~69.2~~(b)	If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to participate in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board ~~of Directors~~.

~~70.~~77.	The chairman of the meeting may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

~~71.~~78.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. ~~A postponement may be for a stated period of any length or indefinitely as the Directors may determine.~~Where any general meeting is postponed in accordance with this Article, the Board shall fix the date, time and place for the reconvened meeting (or where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used).

APPENDIX I           THE AMENDED MEMORANDUM AND ARTICLES

79.	Each Shareholder has the right to speak and vote at any duly convened general meeting of the Company, except where he is required by the HKSE Listing Rules to abstain from voting on the matter under consideration.

~~72.~~80.	At any general meeting a resolution put to the vote of the meeting shall be decided by way of a poll, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the HKSE Listing Rules to be voted ~~and not~~ on by a show of hands. Where a resolution is voted on by show of hands, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

~~73.~~81.	A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

~~74.~~82.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

VOTES OF SHAREHOLDERS

~~75.~~83.	Subject to any rights and restrictions for the time being attached to any Share, every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and ~~forty~~ ten (~~4~~10) votes for each Class B Ordinary Share of which he is the holder, except where the Shareholder is required to abstain from voting pursuant to the Designated Stock Exchange Rules.

84.	Notwithstanding any provisions in these Articles to the contrary, each Class A Ordinary Share and Class B Ordinary Share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters:

(a)	any amendment to the Memorandum of Association or these Articles, including the variation of the rights attached to any Class of Shares;

(b)	the appointment, election or removal of any Independent Non-executive Director;

APPENDIX I           THE AMENDED MEMORANDUM AND ARTICLES

(c)	the appointment or removal of the Auditors; or

(d)	the voluntary liquidation or winding-up of the Company.

~~76.~~85.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

~~77.~~86.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

~~78.~~87.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

~~79.~~88.	On a poll votes may be given either personally or by proxy.

~~80.~~89.	~~Each Shareholder, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy.~~ Each Shareholder shall be entitled to appoint a proxy, and every Shareholder being a corporation shall be entitled to appoint a representative to attend and vote at any general meeting and, where a corporation is so represented, it shall be treated as being present at any meeting in person. A Shareholder who is the holder of two or more Shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting, and such proxies are under no obligation to cast all his votes in the same way. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder.

~~81.~~90.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

~~82.~~91.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

APPENDIX I           THE AMENDED MEMORANDUM AND ARTICLES

(b)	in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than forty-eight (48) hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

~~83.~~92.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

93.	Where any Member is, under the HKSE Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

~~84.~~94.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

~~85.~~95.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

APPENDIX I           THE AMENDED MEMORANDUM AND ARTICLES

DEPOSITARY AND CLEARING HOUSES

~~86.~~96.	If a ~~recognized clearing house~~ Recognized Clearing House (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders or creditors meetings provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. ~~A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization.~~Each person so authorized will be deemed to have been duly authorized without the need of producing any documents of title, notarized authorization and/or further evidence for substantiating the facts that it is duly authorized and will be entitled to exercise the same power on behalf of the Recognized Clearing House (or its nominee(s)) or depositary (or its nominee(s)) as that Recognized Clearing House (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member.

DIRECTORS

~~87.~~97.	(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

~~(b)~~	~~Notwithstanding anything to the contrary in these Articles, for so long as the Founder Entities or their Affiliates remain as shareholders of the Company, such shareholders shall together be entitled, but not obligated, to appoint, remove and replace at least two (2) Director(s) (each, a “Founder Entity Appointed Director”) by delivering a written notice to the Company, and such appointment, removal or replacement as specified therein shall be valid and effective automatically and forthwith upon delivery of such written notice to the Company (without the requirement for any further approval or action on the part of the Members or the Directors), and the Company shall update the Register of Directors and Officers accordingly.~~

~~(c)~~(b)	The Board of Directors shall elect and appoint a Chairman by a majority of the Directors then in office, and the period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors.

APPENDIX I           THE AMENDED MEMORANDUM AND ARTICLES

To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

~~(d)~~(c)	The Shareholders may by Ordinary Resolution appoint any person to be a Director ~~that is not a Founder Entity Appointed Director~~.

~~(e)~~(d)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board ~~(other than a Founder Entity Appointed Director)~~ or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his appointment, and shall then be eligible for re-election at that meeting.

~~(f)~~(e)	Subject to these Articles, applicable law or Designated Stock Exchange Rules, ~~An~~ an appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Any Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

~~88.~~98.	A Director (including a managing or other executive Director) ~~(other than a Founder Entity Appointed Director)~~ may be removed (with or without cause) from office by Ordinary Resolution ~~(except with regard to the removal of the Chairman, who may only be removed from office by Special Resolution)~~ of the Company before the expiration of his term of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal. A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

~~89.~~99.	~~The Board may, from time to time, and except as required by~~ Subject to these Articles, applicable law or Designated Stock Exchange Rules, the Board may, from time to time, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Articles 69 and 97, Articles 69 and 97 shall prevail.

APPENDIX I          THE AMENDED MEMORANDUM AND ARTICLES

~~90.~~100.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

101.	Every Independent Non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

~~91.~~102.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

~~92.~~103.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

~~93.~~104.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~94.~~105.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

INDEPENDENT NON-EXECUTIVE DIRECTORS

106.	The role of an Independent Non-executive Director shall include, but is not limited to:

(a)	participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	taking the lead where potential conflicts of interests arise;

(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and

(d)	scrutinizing the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

107.	Independent Non-executive Directors, as equal board members, should give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. Generally, they should also attend general meetings to gain and develop a balanced understanding of the view of Shareholders.

108.	Independent Non-executive Directors should make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments.

POWERS AND DUTIES OF DIRECTORS

~~95.~~109.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~96.~~110.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

~~97.~~111.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Shareholders by Ordinary Resolution.

~~98.~~112.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

~~99.~~113.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

~~100.~~114.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~101.~~115.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

~~102.~~116.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

~~103.~~117.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

~~104.~~118.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

~~105.~~119.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

~~106.~~120.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~107.~~121.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

~~108.~~122.	The office of a Director shall be vacated, if the Director:

(a)	becomes prohibited by applicable law from being a Director;

(b)	becomes bankrupt or makes any arrangement or composition with his creditors;

(c)	dies or is found to be or becomes of unsound mind;

(d)	resigns his office by notice in writing to the Company;

(e)	without special leave of absence from the Board, is absent from meetings of the Board for three (3) consecutive meetings and the Board (excluding the absent Director) resolves that his office be vacated; or

(f)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

~~109.~~123.	The Directors may meet together (either within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one (1) vote. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~110.~~124.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of Communication Facilities and such participation shall be deemed to constitute presence in person at the meeting.

~~111.~~125.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

~~112.~~126.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a~~A~~ Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

~~113.~~127.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~114.~~ 128.	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorize a Director or his firm to act as ~~auditor to the Company~~Auditors.

~~115.~~ 129.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

~~116.~~130.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

~~117.~~ 131.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

~~118.~~ 132.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

~~119.~~ 133.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their members to be chairman of the meeting.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~120.~~134.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

~~121.~~135.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

~~122.~~136.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

NOMINATION COMMITTEE

137.	The Board shall establish a Nomination Committee with specific written terms of reference which deal clearly with the authority and duties of such committee. The Company should appoint at least one Director of a different gender to the Nomination Committee. The Nomination Committee shall perform the following terms of reference:

(a)	to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, assist the Board in maintaining a Board skills matrix, and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	to identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)	to assess the independence of Independent Non-executive Directors;

(d)	to make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive; and

(e)	to support the Company’s regular evaluation of the Board’s performance.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

138.	The Nomination Committee should make available its terms of reference explaining its role and the authority delegated to it by the Board by including them on the HKSE’s website and Company’s Website.

139.	The Company should provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee should seek independent professional advice, at the Company’s expense, to perform its responsibilities.

140.	Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at the general meeting, it should set out in the circular to shareholders and/or explanatory statement accompanying the notice of the relevant general meeting:

(a)	the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent;

(b)	if the proposed Independent Non-executive Director will be holding his seventh (or more) directorship of an issuer listed on the Main Board or GEM of the HKSE, why the Board believes the individual would still be able to devote sufficient time to the Board;

(c)	the perspectives, skills and experience that the individual can bring to the Board; and

(d)	how the individual contributes to diversity of the Board.

141.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, one of the Independent Non-executive Directors shall act as its chairman.

CORPORATE GOVERNANCE COMMITTEE

142.	The Board shall establish a Corporate Governance Committee with specific written terms of reference which deal clearly with the authority and duties of such committee. The Corporate Governance Committee shall perform the following terms of reference:

(a)	to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(b)	to review and monitor the training and continuous professional development of Directors and senior management;

(c)	to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;

(e)	to review the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report;

(f)	to review and monitor whether the Company is operated and managed for the benefit of all its shareholders;

(g)	to confirm, on an annual basis, that the holders of Class B Ordinary Shares have been members of the Company’s Board throughout the year and that no matters under Article 17(a) to (d) have occurred during the relevant financial year;

(h)	to confirm, on an annual basis, whether or not the holders of Class B Ordinary Shares have complied with Articles 14, 15, 17(e) and 84 throughout the year;

(i)	to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares of the Company (considered as a group) on one hand and any holder of Class B Ordinary Shares on the other;

(j)	to review and monitor all risks related to the Company’s weighted voting right structure, including connected transactions between the Company and/or a subsidiary of the Company on one hand and any holder of Class B Ordinary Shares on the other and make a recommendation to the Board on any such transaction;

(k)	to make a recommendation to the Board as to the appointment or removal of the Compliance Adviser;

(l)	to seek to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Article 183;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(m)	to report on the work of the Corporate Governance Committee on at least a half yearly and annual basis covering the areas of its terms of reference as set out in sub-paragraphs (a) to (n) of this Article; and

(n)	to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in sub-paragraphs (i) to (k) above in the report referred to in sub-paragraph (m) above.

143.	The Corporate Governance Committee shall comprise entirely of Independent Non-executive Directors, one of whom shall act as its chairman.

144.	The Corporate Governance Report produced by the Company pursuant to the HKSE Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its terms of reference set out in Articles 142(a) to 142(n) above, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

145.	The Company shall appoint a Compliance Adviser on a permanent basis commencing on the date of the Company’s initial listing on HKSE. The Board shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the HKSE Listing Rules), is contemplated by the Company including share issues, sales or transfers of Treasury Shares and share repurchases;

(c)	where the Company proposes to use the proceeds of its initial public offering on HKSE in a manner different from that detailed in the listing document in respect of such initial public offering on HKSE, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where the HKSE makes an inquiry of the Company under the HKSE Listing Rules.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

146.	The Board shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, on any matters related to:

(a)	the weighted voting rights structure of the Company;

(b)	transactions in which the holders of Class B Ordinary Shares have an interest; and

(c)	where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other.

DIVIDENDS

~~123.~~ 147.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

~~124.~~ 148.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

~~125.~~ 149.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

~~126.~~ 150.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~127.~~ 151.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

~~128.~~ 152.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

~~129.~~ 153.	If several Persons are registered as joint holders of any Share, any of them may give 153. effective receipts for any dividend or other moneys payable on or in respect of the Share.

~~130.~~ 154.	No dividend shall bear interest against the Company.

~~131.~~ 155.	Any dividend unclaimed after a period of six (6) calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

~~132.~~ 156.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

~~133.~~ 157.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

~~134.~~ 158.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the Directors or by Ordinary Resolution.

~~135.~~ 159.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~136.~~	~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~

160.	The Company shall at every annual general meeting by Ordinary Resolution appoint an Auditor who shall hold office until the next annual general meeting of the Company. The Company may by Ordinary Resolution remove an Auditor before the expiration of its term of office. The remuneration of the Auditors shall be fixed by the Company at the general meeting at which they are appointed by Ordinary Resolution or in the manner specified in such resolution.

~~137.~~ 161.	Every ~~auditor of the Company~~Auditor shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the ~~auditors~~Auditors.

~~138.~~ 162.	The ~~auditors~~ Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

~~139.~~ 163.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALIZATION OF RESERVES

~~140.~~ 164.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalize an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

~~141.~~165.	Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalize an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

~~142.~~ 166.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

~~143.~~ 167.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

~~144.~~ 168.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognized courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

~~145.~~ 169.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognized courier service.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~146.~~ 170.	Any Shareholder Present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

~~147.~~ 171.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served forty-eight (48) hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

~~148.~~172.	Any notice or document delivered or sent by post to or left at the registered address 172. of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

~~149.~~ 173.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

INFORMATION

~~150.~~ 174.	Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

~~151.~~ 175.	Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

~~152.~~ 176.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the ~~Company’s a~~Auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

~~153.~~ 177.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

~~154.~~ 178.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

~~155.~~ 179.	No Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

180.	Subject to the Companies Act, the Company may by Super-Majority Resolution resolve to wind up the Company voluntarily.

~~156.~~ 181.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~157.~~ 182.	If the Company shall be wound up, and the assets available for distribution amongst 182. the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

COMMUNICATION WITH MEMBERS AND DISCLOSURE

183.	The Company shall comply with the Section headed “Shareholders Engagement” in the Corporate Governance Code.

184.	The Company shall include the warning “A company controlled through weighted voting rights” on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the HKSE Listing Rules, and describe its weighted voting rights structure, the rationale for having such structure and the associated risks for shareholders prominently in its listing documents and periodic financial reports. This warning statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

185.	The Company shall, in its listing documents and its interim and annual reports produced by the Company pursuant to the HKSE Listing Rules:

(a)	identify the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such Director Holding Vehicle);

(b)	disclose the impact of a potential conversion of Class B Ordinary Shares into Class A Ordinary Shares on its share capital; and

(c)	disclose all circumstances in which the weighted voting rights attached to the Class B Ordinary Shares will cease.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

~~158.~~ 186.	Subject to the Companies Act, the Company may at any time and from time to time by ~~Special~~ Super-Majority Resolution alter or amend the Memorandum of Association or these Articles in whole or in part.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

CLOSING OF REGISTER OR FIXING RECORD DATE

~~159.~~ 187.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

~~160.~~ 188.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

~~161.~~ 189.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

~~162.~~ 190.	The Company may by Special Resolution resolve to be registered by way of 190. continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

DISCLOSURE

~~163.~~191.	The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

~~EXCLUSIVE~~ FORUM SELECTION

~~164.~~192.	~~Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, cannot waive compliance with the federal securities laws of the United States, including the Securities Act and the Exchange Act, and the rules and regulations thereunder, with respect to claims arising under the federal securities laws of the United States, including the Securities Act and the Exchange Act, and shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company~~The Company, its Shareholders, Directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any question regarding their existence, validity, formation, or termination, save for in relation to any application or petition to wind-up the Company which the courts of the Cayman Islands shall have exclusive jurisdiction to determine. For the avoidance of doubt, without limiting the jurisdiction of the Cayman Courts and Hong Kong Courts to hear, settle and/or determine disputes related to the Company, no other courts shall have jurisdiction over or for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Company’s Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time). If, notwithstanding the above provisions, a court of the United States assumes jurisdiction to hear any proceedings, actions, claims, or complaints, however so called, that rely on the provisions of the Securities Act or the U.S. Securities Exchange Act of 1934 (as amended from time to time), then the federal courts of the United States shall have exclusive jurisdiction to hear, settle, and/or determine any such proceeding, action, claim or complaint to the exclusion of the state courts. Without prejudice to the foregoing, if any part of this Article is held to be illegal, invalid or unenforceable under applicable law, the illegal, invalid or unenforceable portion of this Article shall not affect or impair the legality, validity or enforceability of the rest of the Articles and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company. Any person or entity purchasing or otherwise acquiring any share in or of the Company or other security of the Company whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to the provisions of this Article.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

Part B The Amended Memorandum and Articles if the Class-based Resolution is not approved and the Non-class-based Resolution is approved

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~EIGHTH~~ NINTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

WERIDE INC.

(adopted by a Special Resolution passed on July 26~~, 2024~~[•] and effective ~~immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class A Ordinary Shares~~ on [•] )

1.	The name of the Company is WeRide Inc.

2.	The Registered Office of the Company ~~will be~~is situated at the offices of International Corporation Services Ltd, Harbour Place 2nd Floor, North Wing, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

7.	The authorized share capital of the Company is US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising (i) ~~3~~4,500,000,000 Class A ordinary shares of a par value of US$0.00001 each, and (ii) 500,000,000 Class B ordinary shares of a par value of US$0.00001 each~~, and (iii)1,000,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the articles of association of the Company (as amended or substituted from time to time, the “Articles”)~~. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdictions.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~EIGHTH~~ NINTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

WERIDE INC.

(adopted by a Special Resolution passed on July 26~~, 2024~~[•] and effective ~~immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class A Ordinary Shares~~ on [•] )

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing Class A Ordinary Shares;

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Auditor(s)”	the auditor(s) for the time being of the Company, if any;

“Board” or “Board of Directors” ~~or “Directors”~~	means ~~the directors of the Company for the time being, or as the case may be,~~ the ~~directors~~ Directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.00001 in the capital of the Company, designated as a Class A Ordinary Share~~s~~ and having the rights provided for in these Articles;

“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.00001 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Co-Founders”	Dr. Tony Xu Han (韓旭) and Dr. Yan Li (李岩), each of whom, a “Co-Founder”;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”	means technology (including without limitation video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities) by means of which all Persons participating in a meeting are capable of participating;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“Company”	means WeRide Inc., a Cayman Islands exempted company;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to the Shareholders;

“Compliance Adviser”	has the meaning ascribed to it in the HKSE Listing Rules;

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 135;

“Corporate Governance Code”	means the corporate governance code set out in Appendix C1 to the HKSE Listing Rules;

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the HKSE Listing Rules;

“Designated Stock Exchange”	means the ~~stock~~ Nasdaq Stock Market for so long as the Company’s ADSs are there listed, the HKSE for so long as the Company’s Shares are there listed, and any other securities exchange ~~in the United States~~or other system on which any Shares or ADSs are listed or authorized for trading from time to time;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on ~~the~~ any Designated Stock Exchange, and for the avoidance of doubt, include the HKSE Listing Rules;

“Director”	means a member of the Board of Directors;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“Director Holding Vehicle”	means a limited partnership, trust, private company or other vehicle wholly-owned and wholly-controlled by a Co-Founder, where (i) in the case of a limited partnership, the terms of the limited partnership must expressly specify that the voting rights attached to such shares are solely dictated by the Co-Founder; (ii) in the case of a trust, the Co-Founder must in substance retain an element of control of the trust and any immediate holding companies; and the purpose of the trust must be for estate planning and/or tax planning purposes; and (iii) in the case of a private company or other vehicle, the Co-Founder (or a trust referred to in (ii) above) must wholly own and control that vehicle at all relevant times;

“electronic”	has the meaning given to it in the Electronic Transactions Act;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the votes of the Board;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Exchange Act”	means the Securities and Exchange Act of 1934 of the United States of America, as amended, and the rules and regulations of the Commission thereunder, in effect at the time;

~~“Founder Entities”~~	~~Tonyhan Limited and Yanli Holdings Limited~~

“HKSE”	means The Stock Exchange of Hong Kong Limited;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“HKSE Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time;

“Independent Non-executive Director”	means a Director recognized as such by the HKSE Listing Rules;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Nomination Committee”	means the nomination committee of the Board established in accordance with Article 130;

“Ordinary Resolution”	means a resolution:

(a) passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with these Articles; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of such Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“Present”	means in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly;

“Recognized Clearing House”	shall include the recognized clearing house as defined in Part I of Schedule 1 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Register”	means the ~~Register~~ register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, and the rules and regulations of the Commission thereunder, in effect at the time;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“Share”	means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a) passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of such Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

“Super-Majority Resolution”	means a type of Special Resolution but where the requisite majority shall be not less than three-fourths of such Members as, being entitled to do so, vote as above (excluding voting rights attaching to Treasury Shares), and includes a unanimous written resolution;

“Takeovers Code”	means The Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to be Present solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

SHARES

8.	Subject to these Articles, the Designated Stock Exchange Rules, and other applicable laws or regulations, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants, convertible securities or similar instruments conferring the right upon the holders thereof to subscribe for, purchase or receive any Shares or securities in the capital of the Company on such terms as it may from time to time determine.

9.	Subject to these Articles, the HKSE Listing Rules, the Takeovers Code, and other applicable laws or regulations, and on the conditions that (i) no new Class of shares with voting rights superior to those of Class A Ordinary Shares will be created; and (ii) any variations in the relevant rights as between different Classes of Shares will not result in creating a new Class of Shares with voting rights superior to those of Class A Ordinary Shares~~The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as the Directors may think appropriate. Notwithstanding Article 18~~, the Directors may issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other ~~class~~ Class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other ~~class~~ Class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other ~~class~~ Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other ~~class~~ Class of shares or any other series of preferred shares;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other ~~class~~ Class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof,

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to forty (40) votes on all matters subject to vote at general meetings of the Company.

13.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. The Company must seek the HKSE’s prior approval of the listing of any Class A Ordinary Shares that are issuable upon conversion of Class B Ordinary Shares.

14.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares at the relevant time.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~15.~~	~~Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:~~

~~(a)~~	~~any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder;~~

~~for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (a) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares; or~~

~~(b)~~	~~any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder;~~

~~for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.~~

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~16.~~15.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

~~17.~~16.	Save and except for voting rights and conversion rights as set out in Articles 12 to ~~16~~ 15 (inclusive), Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. Weighted voting rights must only be attached to one class of the Company’s equity securities.

MODIFICATION OF RIGHTS

~~18.~~17.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued Shares of that Class or with the sanction of an Ordinary Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third (1/3) in nominal or par value amount of the issued Shares of the relevant Class (excluding Treasury Shares) (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one (1) vote for each Share of the Class held by him. ~~For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.~~

~~19.~~	~~The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.~~

CERTIFICATES

~~20.~~18.	The Shares will be issued in fully registered, book-entry form. Certificates will not be issued unless the Directors determine otherwise. All share certificates (if any) shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~21.~~19.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

20.	Every share certificate of the Company shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by the HKSE from time to time.

~~22.~~21.	Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

~~23.~~22.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

~~24.~~23.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

~~25.~~24.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

~~26.~~25.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~27.~~26.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

~~28.~~27.	For giving effect to any such sale the Directors may authorize a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

~~29.~~28.	The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

~~30.~~29.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

~~31.~~30.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

~~32.~~31.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent (8%) per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

APPENDIX I            THE AMENDED MEMORANDUM AND ARTICLES

~~33.~~32.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

~~34.~~33.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

~~35.~~34.	The Directors may, if they think fit, receive from any Shareholder willing to advance all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent (8%) per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

~~36.~~35.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

~~37.~~36.	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

~~38.~~37.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

~~39.~~38.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

APPENDIX I            THE AMENDED MEMORANDUM AND ARTICLES

~~40.~~39.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

~~41.~~40.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

~~42.~~41.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

~~43.~~42.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

~~44.~~43.	The instrument of transfer of any Share shall be in writing and in any usual or common form or in such other form as the Directors may, in their absolute discretion, approve provided always that it shall be in such a form prescribed by the HKSE and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee, in each case, may be under hand only or, if the transferor or transferee is a Recognized Clearing House (or its nominee(s)), under hand or by machine imprinted signature or by such other means of execution as the Board may approve from time to time and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up, on which the Company has a lien, or if, in the Directors’ sole discretion, such transfer may constitute a violation or breach of any applicable laws or regulations, or the terms of any applicable agreements to which any Member or any of its Affiliates is a party.

APPENDIX I            THE AMENDED MEMORANDUM AND ARTICLES

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

~~45.~~44.	The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year (or such longer period as the Members may by Ordinary Resolution determine provided that such period shall not be extended beyond sixty (60) calendar days in any calendar year).

~~46.~~45.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three (3) calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

~~47.~~46.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

~~48.~~47.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

APPENDIX I            THE AMENDED MEMORANDUM AND ARTICLES

~~49.~~48.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

49.	Subject to the provisions of the Companies Act, if the Board considers it necessary or appropriate, the Company may establish and maintain a principal or branch Register at such location as the Board thinks fit and there shall be entered therein the particulars of the Members and the shares issued to each of them and other particulars required under the Companies Act.

50.	Except when a Register is closed and, if applicable, subject to the additional provisions of Article 44, the principal Register and any branch Register shall during business hours be kept open to inspection by any Member without charge.

REGISTRATION OF EMPOWERING INSTRUMENTS

~~50.~~51.	The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

~~51.~~52.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

~~52.~~53.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

APPENDIX I            THE AMENDED MEMORANDUM AND ARTICLES

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

~~53.~~54.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

~~54.~~55.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorized by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of its capital, profits or the proceeds of a fresh issue of Shares.

~~55.~~56.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

~~56.~~57.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

~~57.~~58.	The Directors may accept the surrender for no consideration of any fully paid Share.

APPENDIX I            THE AMENDED MEMORANDUM AND ARTICLES

TREASURY SHARES

~~58.~~59.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

~~59.~~60.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

~~60.~~61.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

~~61.~~62.	(a)	The Company ~~may (but~~ shall ~~not be obliged to)~~ in each ~~calendar~~ financial year hold a general meeting as its annual general meeting within six months (or such other period as may be permitted in the Designated Stock Exchange Rules) after the end of such financial year, and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place (or held as a Virtual Meeting) as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

~~62.~~63.	(a)	The Chairman or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of Member(s) holding ~~at the date of deposit of the requisition Shares which carry in aggregate~~ not less than ~~a majority~~one-tenth (1/10) of all votes attaching to all issued ~~and outstanding~~ Shares (excluding Treasury Shares) of the Company (on a one vote per share basis) that ~~as at the date of the deposit~~ carry the right to vote at general meetings of the Company, and such Member(s) may also add resolutions to the agenda of any general meeting of the Company.

(c)	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

APPENDIX I            THE AMENDED MEMORANDUM AND ARTICLES

(d)	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

~~63.~~64.	~~At least seven (7) calendar days’ notice shall be given for any general meeting.~~An annual general meeting shall be called by not less than twenty-one (21) days’ notice in writing and any extraordinary general meeting shall be called by not less than fourteen (14) days’ notice in writing. Subject to the requirements under the HKSE Listing Rules, ~~Every~~ every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a Virtual Meeting), the day and the hour of the meeting, particulars of the resolutions and the general nature of the business to be considered at that meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority of the Shareholders having a right to attend and vote at the meeting and Present at the meeting.

~~64.~~65.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

APPENDIX I            THE AMENDED MEMORANDUM AND ARTICLES

PROCEEDINGS AT GENERAL MEETINGS

~~65.~~66.	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Persons holding or representing by proxy Shares which carry in aggregate not less than ~~one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting Present~~ten percent (10%) of the voting rights (on a one vote per share basis) in the share capital of the Company shall be a quorum ~~for all purposes~~for a general meeting.

~~66.~~67.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

~~67.~~68.	~~If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company,~~ Presence at the relevant general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities may be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

~~68.~~69.	The Chairman, if any, shall preside as chairman at every general meeting of the Company. If there is no such Chairman, or if at any general meeting he is not Present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors Present at the meeting shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

~~69.~~70.	The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

~~69.1~~(a)	The chairman of the meeting shall be deemed to be Present at the meeting; and

~~69.2~~(b)	If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to participate in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board ~~of Directors~~.

APPENDIX I            THE AMENDED MEMORANDUM AND ARTICLES

~~70.~~71.	The chairman of the meeting may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

~~71.~~72.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. ~~A postponement may be for a stated period of any length or indefinitely as the Directors may determine.~~Where any general meeting is postponed in accordance with this Article, the Board shall fix the date, time and place for the reconvened meeting (or where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used).

73.	Each Shareholder has the right to speak and vote at any duly convened general meeting of the Company, except where he is required by the HKSE Listing Rules to abstain from voting on the matter under consideration.

~~72.~~74.	At any general meeting a resolution put to the vote of the meeting shall be decided by way of a poll, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the HKSE Listing Rules to be voted ~~and not~~ on by a show of hands. Where a resolution is voted on by show of hands, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

~~73.~~75.	A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

APPENDIX I            THE AMENDED MEMORANDUM AND ARTICLES

~~74.~~76.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

VOTES OF SHAREHOLDERS

~~75.~~77.	Subject to any rights and restrictions for the time being attached to any Share, every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and ~~forty~~ ten (~~4~~10) votes for each Class B Ordinary Share of which he is the holder, except where the Shareholder is required to abstain from voting pursuant to the Designated Stock Exchange Rules.

~~76.~~78.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

~~77.~~79.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

~~78.~~80.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

~~79.~~81.	On a poll votes may be given either personally or by proxy.

~~80.~~82.	~~Each Shareholder, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy.~~ Each Shareholder shall be entitled to appoint a proxy, and every Shareholder being a corporation shall be entitled to appoint a representative to attend and vote at any general meeting and, where a corporation is so represented, it shall be treated as being present at any meeting in person. A Shareholder who is the holder of two or more Shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting, and such proxies are under no obligation to cast all his votes in the same way. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~81.~~83.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

~~82.~~84.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than forty-eight (48) hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

~~83.~~85.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

86.	Where any Member is, under the HKSE Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

~~84.~~87.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

~~85.~~88.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

~~86.~~89.	If a ~~recognized clearing house~~ Recognized Clearing House (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders or creditors meetings provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. ~~A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization.~~Each person so authorized will be deemed to have been duly authorized without the need of producing any documents of title, notarized authorization and/or further evidence for substantiating the facts that it is duly authorized and will be entitled to exercise the same power on behalf of the Recognized Clearing House (or its nominee(s)) or depositary (or its nominee(s)) as that Recognized Clearing House (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member.

DIRECTORS

~~87.~~90.	(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

~~(b)~~	~~Notwithstanding anything to the contrary in these Articles, for so long as the Founder Entities or their Affiliates remain as shareholders of the Company, such shareholders shall together be entitled, but not obligated, to appoint, remove and replace at least two (2) Director(s) (each, a “Founder Entity Appointed Director”) by delivering a written notice to the Company, and such appointment, removal or replacement as specified therein shall be valid and effective automatically and forthwith upon delivery of such written notice to the Company (without the requirement for any further approval or action on the part of the Members or the Directors), and the Company shall update the Register of Directors and Officers accordingly.~~

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~(c)~~(b)	The Board of Directors shall elect and appoint a Chairman by a majority of the Directors then in office, and the period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

~~(d)~~(c)	The Shareholders may by Ordinary Resolution appoint any person to be a Director ~~that is not a Founder Entity Appointed Director~~.

~~(e)~~(d)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board ~~(other than a Founder Entity Appointed Director)~~ or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his appointment, and shall then be eligible for re-election at that meeting.

~~(f)~~(e)	Subject to these Articles, applicable law or Designated Stock Exchange Rules, ~~An~~ an appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Any Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

~~88.~~91.	A Director (including a managing or other executive Director) ~~(other than a Founder Entity Appointed Director)~~ may be removed (with or without cause) from office by Ordinary Resolution ~~(except with regard to the removal of the Chairman, who may only be removed from office by Special Resolution)~~ of the Company before the expiration of his term of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal. A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~89.~~92.	~~The Board may, from time to time, and except as required by~~ Subject to these Articles, applicable law or Designated Stock Exchange Rules, the Board may, from time to time, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Articles 63 and 90, Articles 63 and 90 shall prevail.

~~90.~~93.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

94.	Every Independent Non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

~~91.~~95.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

~~92.~~96.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

~~93.~~97.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~94.~~98.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

INDEPENDENT NON-EXECUTIVE DIRECTORS

99.	The role of an Independent Non-executive Director shall include, but is not limited to:

(a)	participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	taking the lead where potential conflicts of interests arise;

(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and

(d)	scrutinizing the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

100.	Independent Non-executive Directors, as equal board members, should give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. Generally, they should also attend general meetings to gain and develop a balanced understanding of the view of Shareholders.

101.	Independent Non-executive Directors should make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

POWERS AND DUTIES OF DIRECTORS

~~95.~~102.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

~~96.~~103.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

~~97.~~104.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Shareholders by Ordinary Resolution.

~~98.~~105.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

~~99.~~106.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~100.~~107.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

~~101.~~108.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

~~102.~~109.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

~~103.~~110.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

~~104.~~111.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

~~105.~~112.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~106.~~113.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

~~107.~~114.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

~~108.~~115.	The office of a Director shall be vacated, if the Director:

(a)	becomes prohibited by applicable law from being a Director;

(b)	becomes bankrupt or makes any arrangement or composition with his creditors;

(c)	dies or is found to be or becomes of unsound mind;

(d)	resigns his office by notice in writing to the Company;

(e)	without special leave of absence from the Board, is absent from meetings of the Board for three (3) consecutive meetings and the Board (excluding the absent Director) resolves that his office be vacated; or

(f)	is removed from office pursuant to any other provision of these Articles.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

PROCEEDINGS OF DIRECTORS

~~109.~~ 116.	The Directors may meet together (either within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one (1) vote. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

~~110.~~ 117.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of Communication Facilities and such participation shall be deemed to constitute presence in person at the meeting.

~~111.~~ 118.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

~~112.~~ 119.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a~~A~~ Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

~~113.~~ 120.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~114.~~ 121.	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorize a Director or his firm to act as ~~auditor to the Company~~Auditors.

~~115.~~ 122.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

~~116.~~ 123.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

~~117.~~ 124.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

~~118.~~ 125.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~119.~~126.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their members to be chairman of the meeting.

~~120.~~127.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

~~121.~~128.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

~~122.~~129.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

NOMINATION COMMITTEE

130.	The Board shall establish a Nomination Committee with specific written terms of reference which deal clearly with the authority and duties of such committee. The Company should appoint at least one Director of a different gender to the Nomination Committee. The Nomination Committee shall perform the following terms of reference:

(a)	to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, assist the Board in maintaining a Board skills matrix, and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	to identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(c)	to assess the independence of Independent Non-executive Directors;

(d)	to make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive; and

(e)	to support the Company’s regular evaluation of the Board’s performance.

131.	The Nomination Committee should make available its terms of reference explaining its role and the authority delegated to it by the Board by including them on the HKSE’s website and Company’s Website.

132.	The Company should provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee should seek independent professional advice, at the Company’s expense, to perform its responsibilities.

133.	Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at the general meeting, it should set out in the circular to shareholders and/or explanatory statement accompanying the notice of the relevant general meeting:

(a)	the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent;

(b)	if the proposed Independent Non-executive Director will be holding his seventh (or more) directorship of an issuer listed on the Main Board or GEM of the HKSE, why the Board believes the individual would still be able to devote sufficient time to the Board;

(c)	the perspectives, skills and experience that the individual can bring to the Board; and

(d)	how the individual contributes to diversity of the Board.

134.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, one of the Independent Non-executive Directors shall act as its chairman.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

CORPORATE GOVERNANCE COMMITTEE

135.	The Board shall establish a Corporate Governance Committee with specific written terms of reference which deal clearly with the authority and duties of such committee. The Corporate Governance Committee shall perform the following terms of reference:

(a)	to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)	to review and monitor the training and continuous professional development of Directors and senior management;

(c)	to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;

(e)	to review the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report;

(f)	to review and monitor whether the Company is operated and managed for the benefit of all its shareholders;

(g)	to confirm, on an annual basis, that the holders of Class B Ordinary Shares have been members of the Company’s Board throughout the year and that no matters under Rule 8A.17 of the HKSE Listing Rules have occurred during the relevant financial year;

(h)	to confirm, on an annual basis, whether or not the holders of Class B Ordinary Shares have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the HKSE Listing Rules throughout the year;

(i)	to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares of the Company (considered as a group) on one hand and any holder of Class B Ordinary Shares on the other;

(j)	to review and monitor all risks related to the Company’s weighted voting right structure, including connected transactions between the Company and/or a subsidiary of the Company on one hand and any holder of Class B Ordinary Shares on the other and make a recommendation to the Board on any such transaction;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(k)	to make a recommendation to the Board as to the appointment or removal of the Compliance Adviser;

(l)	to seek to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Article 176;

(m)	to report on the work of the Corporate Governance Committee on at least a half yearly and annual basis covering the areas of its terms of reference as set out in sub-paragraphs (a) to (n) of this Article; and

(n)	to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in sub-paragraphs (i) to (k) above in the report referred to in sub-paragraph (m) above.

136.	The Corporate Governance Committee shall comprise entirely of Independent Non-executive Directors, one of whom shall act as its chairman.

137.	The Corporate Governance Report produced by the Company pursuant to the HKSE Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its terms of reference set out in Articles 135(a) to 135(n) above, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

138.	The Company shall appoint a Compliance Adviser on a permanent basis commencing on the date of the Company’s initial listing on HKSE. The Board shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the HKSE Listing Rules), is contemplated by the Company including share issues, sales or transfers of Treasury Shares and share repurchases;

(c)	where the Company proposes to use the proceeds of its initial public offering on HKSE in a manner different from that detailed in the listing document in respect of such initial public offering on HKSE, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(d)	where the HKSE makes an inquiry of the Company under the HKSE Listing Rules.

139.	The Board shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, on any matters related to:

(a)	the weighted voting rights structure of the Company;

(b)	transactions in which the holders of Class B Ordinary Shares have an interest; and

(c)	where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other.

DIVIDENDS

~~123.~~140.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

~~124.~~141.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

~~125.~~142.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

~~126.~~143.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~127.~~144.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

~~128.~~145.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

~~129.~~146.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

~~130.~~147.	No dividend shall bear interest against the Company.

~~131.~~148.	Any dividend unclaimed after a period of six (6) calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

~~132.~~149.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

~~133.~~150.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

~~134.~~151.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the Directors or by Ordinary Resolution.

~~135.~~152.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~136.~~	~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~

153.	The Company shall at every annual general meeting by Ordinary Resolution appoint an Auditor who shall hold office until the next annual general meeting of the Company. The Company may by Ordinary Resolution remove an Auditor before the expiration of its term of office. The remuneration of the Auditors shall be fixed by the Company at the general meeting at which they are appointed by Ordinary Resolution or in the manner specified in such resolution.

~~137.~~154.	Every ~~auditor of the Company~~Auditor shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditorsAuditors.

~~138.~~155.	The ~~auditors~~ Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

~~139.~~156.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALIZATION OF RESERVES

~~140.~~157.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalize an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

~~141.~~158.	Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalize an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

~~142.~~159.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

~~143.~~160.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

~~144.~~161.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognized courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

~~145.~~162.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognized courier service.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~146.~~163.	Any Shareholder Present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

~~147.~~164.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served forty-eight (48) hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

~~148.~~165.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

~~149.~~166.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

~~150.~~ 167.	Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

~~151.~~ 168.	Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

~~152.~~ 169.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the ~~Company’s a~~Auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

~~153.~~ 170.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

~~154.~~ 171.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

~~155.~~ 172.	No Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

173.	Subject to the Companies Act, the Company may by Super-Majority Resolution resolve to wind up the Company voluntarily.

~~156.~~ 174.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

~~157.~~ 175.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

COMMUNICATION WITH MEMBERS AND DISCLOSURE

176.	The Company shall comply with the Section headed “Shareholders Engagement” in the Corporate Governance Code.

177.	The Company shall include the warning “A company controlled through weighted voting rights” on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the HKSE Listing Rules, and describe its weighted voting rights structure, the rationale for having such structure and the associated risks for shareholders prominently in its listing documents and periodic financial reports. This warning statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

178.	The Company shall, in its listing documents and its interim and annual reports produced by the Company pursuant to the HKSE Listing Rules:

(a)	identify the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such Director Holding Vehicle);

(b)	disclose the impact of a potential conversion of Class B Ordinary Shares into Class A Ordinary Shares on its share capital; and

(c)	disclose all circumstances in which the weighted voting rights attached to the Class B Ordinary Shares will cease.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

~~158.~~ 179.	Subject to the Companies Act, the Company may at any time and from time to time by ~~Special~~ Super-Majority Resolution alter or amend the Memorandum of Association or these Articles in whole or in part.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

CLOSING OF REGISTER OR FIXING RECORD DATE

~~159.~~ 180.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

~~160.~~ 181.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

~~161.~~ 182.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

~~162.~~ 183.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

APPENDIX I THE AMENDED MEMORANDUM AND ARTICLES

DISCLOSURE

~~163.~~ 184.	The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

~~EXCLUSIVE~~ FORUM SELECTION

164. 185.	~~Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, cannot waive compliance with the federal securities laws of the United States, including the Securities Act and the Exchange Act, and the rules and regulations thereunder, with respect to claims arising under the federal securities laws of the United States, including the Securities Act and the Exchange Act, and shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company~~The Company, its Shareholders, Directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any question regarding their existence, validity, formation, or termination, save for in relation to any application or petition to wind-up the Company which the courts of the Cayman Islands shall have exclusive jurisdiction to determine. For the avoidance of doubt, without limiting the jurisdiction of the Cayman Courts and Hong Kong Courts to hear, settle and/or determine disputes related to the Company, no other courts shall have jurisdiction over or for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Company’s Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time). If, notwithstanding the above provisions, a court of the United States assumes jurisdiction to hear any proceedings, actions, claims, or complaints, however so called, that rely on the provisions of the Securities Act or the U.S. Securities Exchange Act of 1934 (as amended from time to time), then the federal courts of the United States shall have exclusive jurisdiction to hear, settle, and/or determine any such proceeding, action, claim or complaint to the exclusion of the state courts. Without prejudice to the foregoing, if any part of this Article is held to be illegal, invalid or unenforceable under applicable law, the illegal, invalid or unenforceable portion of this Article shall not affect or impair the legality, validity or enforceability of the rest of the Articles and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company. Any person or entity purchasing or otherwise acquiring any share in or of the Company or other security of the Company whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to the provisions of this Article.

APPENDIX II       EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the EGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSs

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors intend to exercise the Repurchase Mandate after it is approved by the Shareholders in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,027,322,464 Shares, out of which 972,508,041 were Class A Ordinary Shares and 54,814,423 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 4 of the notice of the EGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the EGM, i.e. being 1,027,322,464 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 102,732,246 Shares, representing 10% of the total number of issued Shares (excluding treasury Shares) as at the date of the EGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II       EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Prospectus for the year ended December 31, 2024 and for the six months ended June 30, 2025) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Dr. Han, through XHL and THL, was interested in 41,249,590 Class B Ordinary Shares, representing approximately 27.13% of the voting rights in the Company with respect to Shareholder resolutions relating to matters other than the Reserved Matters on the basis that each Class A Ordinary Share entitles the holder to exercise one vote and the exercise of voting right attached to each Class B Ordinary Share is capped at ten votes. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, a WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class A Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Dr. Han to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

APPENDIX II       EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

The Company may cancel such repurchased Shares and/or ADSs or hold them as treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases. To the extent that any treasury Shares are deposited with CCASS pending resale on the Stock Exchange, the Company will adopt appropriate measures to ensure that it does not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those shares were registered in the Company’s own name as treasury Shares, which may include approval by the Board that (i) the Company would not (or would procure its broker not to) give any instructions to HKSCC to vote at general meetings for the treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, the Company will withdraw the treasury Shares from CCASS, and either re-register them in its own name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions.

The Directors confirm that to the best of their knowledge and belief, neither the explanatory statement nor the proposed repurchase of Shares and/or ADSs pursuant to the Repurchase Mandate has any unusual features.

APPENDIX II       EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange since the Listing up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2025
November (since the date of Listing)	24.98	18.37
December	24.76	20.80
2026
January (up to the Latest Practicable Date)	25.98	21.38

8.	REPURCHASES OF SHARES AND/OR ADSs MADE BY THE COMPANY

The Company has been listed on the Stock Exchange for less than 6 months. During the period starting on the date of the Listing and up to the Latest Practicable Date, the Company has not repurchased any Class A Ordinary Shares on the Stock Exchange nor ADSs on Nasdaq.

APPENDIX III           SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE PLAN

The following is a summary of the principal terms of the 2026 Share Plan proposed to be adopted at the EGM. This summary is for reference only and is subject to the specific provisions contained in the full text of the 2026 Share Plan. Unless otherwise defined herein, capitalized terms used in this summary shall have the same meanings as those defined in the 2026 Share Plan.

1.     PURPOSE

The purpose of the 2026 Share Plan is to attract, incentivize and retain Employees, Directors and Consultants through the grant of Awards. The 2026 Share Plan provides for the grant of Options to purchase Class A Ordinary Shares (exercisable in the form of ADSs) and the grant of Restricted Share Units to acquire Class A Ordinary Shares (in the form of ADSs). The underlying Class A Ordinary Shares offered under the 2026 Share Plan may be funded by new Class A Ordinary Shares or treasury Shares.

2.     ELIGIBILITY

Employees, Directors and Consultants shall be eligible for the grant of Awards under the 2026 Share Plan.

The eligibility of Consultants shall be determined by the Administrator, in its sole discretion, taking into account their potential and/or actual contribution to the success and growth of the Group, the specific skills or technical knowledge possessed by the Consultants and the importance to the Group to retain their services. In particular, the Administrator may, through the grant of Awards, provide incentive to and reward Consultants based on (i) their participation and involvement in promoting the business of the Group; (ii) their provision of quality services as well as timely market intelligence to the Group; and (iii) whether they will contribute to the short, medium or long-term business development of the Group.

3.     ADMINISTRATION

The Administrator will administer the 2026 Share Plan. Subject to the provisions of the 2026 Share Plan and applicable laws and regulations (including the Listing Rules), the Administrator shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2026 Share Plan. The Administrator’s interpretation of the 2026 Share Plan, any Awards granted pursuant to the 2026 Share Plan and any award agreement, and all decisions, determinations and interpretations of the Administrator shall be final, binding and conclusive for all purposes and upon all Participants and all persons deriving their rights from a Participant.

The Company has no intention to appoint a trustee for the administration and implementation of the 2026 Share Plan.

– III-1 –

APPENDIX III           SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE PLAN

4.     CLASS A ORDINARY SHARES SUBJECT TO THE 2026 SHARE PLAN

The Share Limit and Consultant Sub-limit are specified in “5. Proposed Adoption of the 2026 Share Plan — Plan Limit and Consultant Sub-limit” in the Letter from the Board of this circular.

In the event that an outstanding Option or Restricted Share Unit for any reason expires or lapses, the underlying Class A Ordinary Shares allocable to the unexercised or unsettled portion of such Option or Restricted Share Unit shall remain available for issuance or transfer under the 2026 Share Plan. For the avoidance of doubt, Options or Restricted Share Units that are lapsed in accordance with the terms of the 2026 Share Plan will not be regarded as utilized for the purpose of calculating the Plan Limit and the Consultant Sub-limit, but Options or Restricted Share Units that are cancelled will be regarded as utilized for such calculations.

Notwithstanding anything to the contrary contained in the 2026 Share Plan, in no event shall any of the following Class A Ordinary Shares again become available for other Awards under the 2026 Share Plan: (i) Class A Ordinary Shares tendered or withheld on the exercise of Options or other Awards for the payment of the exercise price thereof, as applicable; (ii) Class A Ordinary Shares tendered by a Participant or withheld by the Company to satisfy withholding taxes in connection with the exercise of Options or in settlement of any other Award; and (iii) Class A Ordinary Shares purchased on the open market with cash proceeds from the exercise of Options.

5.     GRANT OF AWARD

Where any grant of Awards to a Participant would result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted to such Participant (excluding any awards lapsed in accordance with the terms of the share plan(s) or award agreement(s)) in the 12-month period up to and including the date of such grant representing in aggregate over 1% of the total number of Shares in issue (excluding treasury Shares), such grant must be separately approved by Shareholders in general meeting, with such Participant and his or her close associates (or associates if the Participant is a connected person) abstaining from voting. The Company must send a circular to the Shareholders disclosing the identity of the Participant, the number and terms of the Awards to be granted (and those previously granted to such Participant in the 12-month period), the purpose of granting Awards to the Participant and an explanation as to how the terms of the Awards serve such purpose.

The grant of Awards to a Director, chief executive or substantial Shareholder of the Company, or any of their respective associates, must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Awards). The Corporate Governance Committee must make a recommendation on any grant of Awards to a Director who is a WVR Beneficiary.

– III-2 –

APPENDIX III           SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE PLAN

Where any grant of Awards (excluding grant of Options) to a Director (other than an independent non-executive Director) or chief executive of the Company, or any of their associates would result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted (excluding any awards lapsed in accordance with the terms of the share plan(s) or award agreement(s)) to such Participant in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (excluding treasury Shares), such further grant of Awards must be approved by Shareholders in general meeting, with such Participant and his or her associates abstaining from voting in favor at such general meeting.

Where any grant of Awards to an independent non-executive Director or a substantial Shareholder of the Company, or any of their respective associates, would result in the Class A Ordinary Shares issued and to be issued in respect of all awards granted (excluding any Awards lapsed in accordance with the terms of the share plan(s) or award agreement(s)) to such Participant in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (excluding treasury Shares), such further grant of Awards must be approved by Shareholders in general meeting, with such Participant and his or her associates abstaining from voting in favor at such general meeting.

The Company may not grant any Awards:

(a)	after any inside information has come to its knowledge until (and including) the trading day after it has announced the information;

(b)	during the period commencing 30 days immediately before the earlier of: (1) the date of the board meeting (as such date is first notified to the Stock Exchange under the Listing Rules) for approving the Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and (2) the deadline for the Company to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement; and

(c)	during any period of delay in the Company publishing a results announcement.

No cash consideration shall be required of the Participant in connection with the grant of Awards.

6.     TERM OF OPTION

The option agreement shall specify the term of Option determined by the Administrator, which shall not exceed 10 years from the date of grant.

– III-3 –

APPENDIX III           SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE PLAN

7.     VESTING

The Administrator shall determine the vesting of Awards at its sole discretion, provided that no Awards granted under the 2026 Share Plan shall vest earlier than the first anniversary of the date of grant. Nevertheless, the Administrator may, at its discretion, determine a shorter period during which Awards may vest upon the grant of the Awards with respect to the following Awards granted to Employees:

(a)	substitute awards granted in connection with Awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries; or

(b)	any additional Awards the Administrator may grant in respect of (i) sign-on or make-whole grants to new Employees; (ii) grants of Awards with performance-based vesting conditions; (iii) grants of Awards that are made in batches for administrative or compliance reasons; (iv) grants of Awards that vest evenly over a period of 12 months or more; (v) grants of Awards with a total vesting and holding period of more than 12 months; and (vi) Awards subject to a minimum holding period of 12 months which are delivered to an Employee under his or her compensation arrangements (including the relevant award agreement) with the Group.

8.     PERFORMANCE TARGETS

Each grant of Award under the 2026 Share Plan shall be evidenced by an award agreement between the Participant and the Company setting forth the number of Shares subject to the Award and the terms and conditions of the Award, including any performance target based on various key performance indicators with respect to operations, finance, business and/or other metrics which are designed to motivate and reward contribution to the Group that needs to be achieved before the Award can be vested. Key performance indicators for assessment of performance targets include any one or more of the following corporate-wide or subsidiary, division, operating unit, line of business, project, geographic or individual measures: cash flow; earnings; earnings per share; market value added or economic value added; profits; return on assets; revenue; growth rate; return on equity; return on investment; sales; revenue; stock price; total shareholder return; business unit development; or such other goals as the Administrator may determine from time to time.

In assessing whether the performance targets attached to an Award have been satisfied, the Administrator will consider both quantitative and qualitative factors relevant to the nature of the Participant’s role and the Group’s business objectives for the applicable period. Quantitative assessment will generally involve comparing actual performance against the preset key performance indicators (such as revenue growth, operating efficiency metrics, R&D progress milestones, or financial ratios) approved at the time of grant. Qualitative assessment may include evaluating the Participant’s contribution to strategic initiatives, project execution, team leadership, compliance, and other role-specific deliverables. The Administrator will determine whether the performance targets have been met, and the extent to which they have been met, based on a holistic review of the above factors, supported by the Group’s internal management reports, financial records, project status updates and other relevant documentation.

– III-4 –

APPENDIX III           SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE PLAN

The Administrator may, in its sole discretion, amend or adjust the key performance indicators and establish any special rules and conditions to which the key performance indicators shall be subject at any time. For the avoidance of doubt, performance targets are not applicable to Awards (if any) granted to independent non-executive Directors under the 2026 Share Plan.

9.     EXERCISE PRICE OF OPTIONS

Each option agreement shall specify the exercise price for which one ADS may be purchased upon exercise of an Option, which shall be determined by the Administrator, provided that: (i) the exercise price must be at least the Fair Market Value (as defined below) of the ADS on the date of grant, which must be a Nasdaq trading; (ii) in no event shall the exercise price be less than the par value of the Class A Ordinary Shares; and (iii) the determination of the Exercise Price shall be subject to compliance with applicable laws and the requirements of any exchange on which the Class A Ordinary Shares or ADSs are listed or traded (including the Listing Rules).

The exercise price of an incentive stock option must be at least 100% of the Fair Market Value of a Class A Ordinary Share on the date of grant, except for an incentive stock option granted pursuant to an assumption of, or substitution for, another incentive stock option in a manner that complies with Section 424(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”).

The exercise price of a nonstatutory stock option must be at least 100% of the Fair Market Value of a Class A Ordinary Share on the date of grant, except for a nonstatutory stock option granted to a person who is not a U.S. taxpayer on the date of grant, a nonstatutory stock option that is intended either to be exempt from Code Section 409A as a “short-term deferral” or to comply with the requirements of Code Section 409A, or a nonstatutory stock option granted pursuant to an assumption of, or substitution for, another share option in a manner that complies with Code Section 409A.

“Fair Market Value” means the fair market value of a Class A Ordinary Share determined as any of the following:

(a)	if the Class A Ordinary Shares are listed on the Stock Exchange, the Fair Market Value shall be the higher of (i) the closing price of the Class A Ordinary Shares as stated in the Stock Exchange’s daily quotations sheet on the date of determination, which must be a Stock Exchange trading day; and (ii) the average closing price of the Class A Ordinary Shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of determination;

– III-5 –

APPENDIX III           SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE PLAN

(b)	if depositary receipts representing the Class A Ordinary Shares are listed on the Nasdaq (the “Nasdaq”), then the Fair Market Value shall be the higher of (i) the closing sales price for such depositary receipts as quoted on the Nasdaq on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws, which must be a Nasdaq trading day; and (ii) the average closing sales price for such depositary receipts as quoted on the Nasdaq for five trading days immediately preceding the date of determination, and in each case divided by the number of Class A Ordinary Shares that are represented by such depositary receipts;

(c)	subject to the prior consent or waiver or agreement of the relevant regulatory authorities, if the Class A Ordinary Shares are listed on one or more established stock exchanges or traded on one or more automated quotation systems other than the Nasdaq or the Stock Exchange, then the Fair Market Value shall be the higher of (i) the closing sales price for such Class A Ordinary Shares as quoted on any such exchange or system on which the Class A Ordinary Shares are listed or traded on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws, or, if the date of determination is not a trading date, the closing sales price as quoted on such exchange or system on which the Class A Ordinary Shares are listed or traded on the trading date immediately preceding the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws; and (ii) the average closing sales price for such Class A Ordinary Shares as quoted on any such exchange or system on which the Class A Ordinary Shares are listed or traded for five trading days immediately preceding the date of determination; or

(d)	in the absence of an established market for the Class A Ordinary Shares, the Fair Market Value shall be determined in good faith by the Administrator.

10.   RIGHTS OF PARTICIPANTS

Until the Participant is registered as a holder of Class A Ordinary Shares (by entry in the Company’s register of members), no right to vote or receive dividends (or distributions made upon the liquidation of the Company) or any other rights as a Shareholder shall exist with respect to the Class A Ordinary Shares, notwithstanding the vesting of the Award.

11.   LAPSE OF AWARDS

A Participant’s Options shall automatically lapse in case of termination of service for any reason or death.

If a Participant’s service terminates for any reason other than the Participant’s death, then the Participant’s Options shall automatically lapse on the earliest of the following dates: (i) the expiration date determined pursuant to the term of the Option; (ii) the date three months after the termination of the Participant’s service for any reason other than disability, or such earlier or later date as the Administrator may determine (but in no event earlier than 30 days after the termination of the Participant’s service); or (iii) the date six months after the termination of the Participant’s service by reason of disability, or such later date as the Administrator may determine.

– III-6 –

APPENDIX III           SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE PLAN

If a Participant dies while the Participant is in service, then the Participant’s Options shall automatically lapse on the earlier of the following dates: (i) the expiration date determined pursuant to term of the Option; or (ii) the date 12 months after the Participant’s death, or such earlier or later date as the Administrator may determine (but in no event earlier than six months after the Participant’s death).

If a Participant’s service terminates for any reason, all Restricted Share Units that are unvested at such time shall automatically lapse for no consideration effective as of the earlier of: (i) the date on which the Participant gives or is provided with written notice of such termination; or (ii) if the Participant is an Employee, the date on which the Participant is no longer actively employed by and physically present on the premises of the Group, regardless of any notice period or period of pay in lieu of such notice required under any applicable laws.

12.   CANCELLATION OF AWARDS

The 2026 Share Plan does not prescribe specific circumstances under which Awards granted thereunder may be cancelled by the Administrator. For the avoidance of doubt, if the Administrator cancels an Award granted to a Participant for any reason, such Awards cancelled will be regarded as utilized for the purpose of calculating the Plan Limit (and, if applicable, the Consultant Sub-limit). Any new Awards granted to the same Participant may only be made if there are remaining Shares available for grant under the Plan Limit (and, if applicable, the Consultant Sub-limit).

13.   ADJUSTMENT OF CLASS A ORDINARY SHARES

In the event of any alteration in the capital structure of the Company such as capitalization issue, rights issue, subdivision or consolidation of Shares or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party), the Administrator shall make such corresponding adjustments, if any, as it in its discretion may deem appropriate to reflect such change with respect to: (i) the number or nominal amount of Class A Ordinary Shares subject to the Awards so far as unexercised; or (ii) the exercise price, or any combination thereof. Such adjustments will be made in accordance with the requirements under Appendix 1 to Frequently Asked Questions FAQ13 – No. 16 published by the Stock Exchange. Any such adjustments (other than any made on a capitalization issue) shall be subject to a written confirmation from an independent financial advisor or the Company’s auditors, to have given the Participants the same proportion (or rights in respect of the same proportion) of the equity capital as that to which that person was previously entitled, provided that no such adjustments shall be made to the extent that a Share would be issued at less than its nominal value.

– III-7 –

APPENDIX III           SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE PLAN

In the event that the Company is a party to a merger or consolidation, or in the event of a sale of all or substantially all of the Company’s shares or assets, all Class A Ordinary Shares acquired under the 2026 Share Plan and all Awards outstanding on the effective date of the transaction shall be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which the Company is party, in the manner determined by the Administrator in its capacity as administrator of the 2026 Share Plan, with such determination having final and binding effect on all parties), which agreement or determination need not treat all Awards (or all portions of an Award) in an identical manner.

To the extent not previously exercised or settled, Options and Restricted Share Units shall terminate immediately prior to the liquidation or dissolution of the Company.

Except as provided in the 2026 Share Plan, a Participant shall have no rights by reason of (i) any subdivision or consolidation of shares of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of any class. Any issuance by the Company of shares of any class, or securities convertible into shares of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or exercise price of Class A Ordinary Shares subject to an Award.

14.   TRANSFERABILITY

An Option or a Restricted Share Unit shall be personal to the Participant and shall not be transferable or assignable by the Participant, unless a waiver by applicable authorities (including the Stock Exchange) has been granted and the approval by the Administrator has been obtained. The Stock Exchange may consider granting such a waiver to allow a transfer of Options or Restricted Share Unites to a vehicle (such as a trust or a private company) for the benefit of the Participant and any family members of such Participant (e.g. for estate planning or tax planning purposes) that would continue to meet the purpose of the 2026 Share Scheme and comply with other requirements of the Listing Rules.

15.   CLAWBACK MECHANISM

Subject to applicable laws and the requirements of any exchange on which the Class A Ordinary Shares are listed or traded (including the Listing Rules), (i) all of a Participant’s Options or Restricted Share Units, whether vested or unvested, and all other Awards granted to such Participant shall become ab initio void and the exercise of any such Options or Restricted Share Units shall therefore be automatically rescinded and void, and (ii) considering that all of such Participant’s Awards, whether vested or unvested, are ab initio void, such Participant shall forthwith return to the Company (A) all ADSs received in settlement or upon the exercise of such void Awards, (B) all cash, or other property that were received in settlement or upon the exercise of such void Awards, and/or (C) any proceeds, gains and/or economic benefits such Participant realized in connection with the sale, transfer or other disposition of the ADSs or other property received in settlement or upon the exercise of such void Awards, and the Company shall have the right to take all actions to effect the return from such Participant of all such ADSs, cash or other property, and/or proceeds, gains and/or economic benefits, upon the occurrence of any applicable event as may be specified in the applicable award agreements, including but not limited to termination for Cause, or commission of any act that constitutes Cause. “Cause” refers to serious misconduct or breach by a Participant as determined by the Group in good faith, including acts such as dishonesty, theft, fraud, criminal conviction, violation of laws or exchange rules, breach of fiduciary duty or material violation of written Company policies, material breach of agreements, failure to perform material duties after written notice and a reasonable opportunity to cure (if curable), unfair competition, defamatory or harmful statements, inducing contract breaches, or any act materially adverse to the Group’s reputation or interests. For the avoidance of doubt, any Awards clawed back will be regarded as lapsed and the Awards so lapsed will not be regarded as utilized for the purpose of calculating the Plan Limit and the Consultant Sub-limit.

– III-8 –

APPENDIX III           SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE PLAN

16.  TERM OF THE 2026 SHARE PLAN

The 2026 Share Plan shall be adopted and become effective upon approval by the Shareholders. The 2026 Share Plan shall terminate automatically 10 years after the date of its adoption by the Shareholders, unless terminated earlier as determined by the Board.

17.   AMENDMENT AND TERMINATION

The Board may amend, suspend or terminate the 2026 Share Plan at any time and for any reason, provided that an amendment to (i) the terms and conditions of the 2026 Share Plan which are of a material nature; (ii) the advantage of the Participants or prospective Participants relating to the matters set out in Rule 17.03 of the Listing Rules; or (iii) the authority of the Board to alter the terms of the 2026 Share Plan must be subject to the approval of the Shareholders in general meeting. For the avoidance of doubt, for so long as the Company remains primary listed on the Stock Exchange, such amended terms of the 2026 Share Plan shall still comply with the relevant requirements under Chapter 17 of the Listing Rules.

To the extent any grant of Awards to a Participant was approved by the Board, a committee of the Board, the independent non-executive Directors and/or the Shareholders (as applicable and as the case may be) in the first place, any change to the terms of such Awards must be approved by the same authority, except any alterations to the Awards that would take effect automatically under the 2026 Share Plan.

No Class A Ordinary Shares shall be issued or sold and no Award shall be granted under the 2026 Share Plan after the termination thereof, except upon exercise or settlement of an Award granted under the 2026 Share Plan prior to such termination. The termination of the 2026 Share Plan shall not affect any Class A Ordinary Share previously issued or any Award previously granted under the 2026 Share Plan unless otherwise agreed by the Company and the affected Participant. Any amendment to the 2026 Share Plan shall be applicable to Awards and the Class A Ordinary Shares underlying such Awards previously granted, including those granted which remain unvested, unexercised or unsettled, as the case may be, unless otherwise determined by the Company.

– III-9 –

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

WeRide Inc.

文遠知行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on March 13, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of WeRide Inc. (the “Company”) dated February 6, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of the Company will be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on March 13, 2026 at 11:00 a.m. (Beijing time) (or shortly after the Class B Meeting is concluded) for the purposes of considering and, if thought fit, passing the following resolutions (the “Proposed Resolutions”):

1.	as a special resolution, THAT subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in part A of Appendix I to the Circular, by incorporating the Class-Based Resolution and the Non-class-based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles of Association;

2.	as a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in part B of Appendix I to the Circular, by incorporating the Non-class-based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles of Association;

*	For identification purpose only

– EGM-1 –

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

3.	as an ordinary resolution, THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue or deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements or options (including any warrants, bonds, notes and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) and to sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury Shares that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury Shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any share options granted or to be granted pursuant to the 2018 Share Plan, the 2026 Share Plan (if adopted) or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted share units granted or to be granted pursuant to the 2018 Share Plan or the 2026 Share Plan (if adopted);

– EGM-2 –

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class A Ordinary Shares out of treasury that are held as treasury Shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders in general meeting;

shall not exceed 20% of the total number of issued Shares (excluding treasury Shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)         the conclusion of the next annual general meeting of the Company;

(ii)        the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)       the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

– EGM-3 –

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

4.	as an ordinary resolution, THAT:

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, provided that the total number of Class A Ordinary Shares and/or ADSs that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding treasury Shares) of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions 3 and 4 of this notice, the general mandate referred to in the resolution 3 of this notice be and is hereby extended by the addition to the aggregate number of Class A Ordinary Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued and any Class A Ordinary Shares out of treasury that are held as treasury Shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 4 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding treasury Shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution);

– EGM-4 –

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

6.	as an ordinary resolution, THAT the 2026 Share Plan, a summary of the principal terms of which is set out in Appendix III to the Circular, be and is hereby approved and adopted, and the Administrator be and is hereby authorized to do all such acts and execute all such documents and he may deem necessary or expedient in order to give full effect to the implementation of the 2026 Share Plan;

7.	as an ordinary resolution, THAT the Plan Limit on the total number of new Class A Ordinary Shares (including treasury Shares) that may be issued or transferred under the 2026 Share Plan to eligible Participants be and is hereby approved and adopted; and

8.	as an ordinary resolution, THAT the Consultant Sub-limit on the total number of new Class A Ordinary Shares (including treasury Shares) that may be issued or transferred under the 2026 Share Plan to Consultants be and is hereby approved and adopted.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on February 9, 2026 (Hong Kong time) as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Shares on the Company’s register of members as of the Share Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of ADSs as of the close of business on February 9, 2026 (New York time) (the “ADS Record Date”) who wish to exercise their voting rights for the Class A Ordinary Shares underlying the ADSs must give voting instructions directly to Deutsche Bank Trust Company Americas, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of Deutsche Bank Trust Company Americas or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

In order to be eligible to attend and vote at the EGM, persons who hold the Class A Ordinary Shares and/or Class B Ordinary Shares directly on the Company’s Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s principal share registrar in the Cayman Islands, International Corporation Services Ltd., at P.O. Box 472, Harbour Place, 2nd Floor, North Wing, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, before 4:30 p.m. on Sunday, February 8, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong); and persons who hold the Class A Ordinary Shares directly on the Company’s Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, within the same period (i.e., before 4:30 p.m. on Monday, February 9, 2026, Hong Kong time). All persons who are registered holders of the Shares on the Share Record Date will be entitled to attend and vote at the EGM.

– EGM-5 –

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

ATTENDING THE EGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the EGM. All officers and agents of the Company reserve the right to refuse any person entry to the EGM venue, or to instruct any person to leave the EGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to directly instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of Deutsche Bank Trust Company Americas or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at https://ir.weride.ai.

Holders of record of the Shares on the Company’s register of members as of the Share Record Date are entitled to attend the EGM in person or by proxy. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or send your voting instructions to Deutsche Bank Trust Company Americas or to your bank, brokerage or other securities intermediary, as the case may be (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for the EGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m. (New York time) on March 4, 2026 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the EGM.

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive
Director and Chief Executive Officer

– EGM-6 –

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Headquarters and Principal Place of	Registered Office:
Business in the PRC:	P.O. Box 472
21st Floor, Tower A	Harbour Place, 2nd Floor
Guanzhou Life Science Innovation Center	North Wing
No. 51 Luoxuan Road	103 South Church Street
Guangzhou International Biotech Island	George Town
Guangzhou	Grand Cayman KY1-1106
Guangdong Province	Cayman Islands
PRC

February 6, 2026

As at the date of this notice, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Kazuhiro Doi and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fancheong Chan as independent non-executive Directors.

– EGM-7 –

NOTICE OF THE CLASS A MEETING

WeRide Inc.

文遠知行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

NOTICE OF CLASS A MEETING

to be held on March 13, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of WeRide Inc. (the “Company”) dated February 6, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class A Ordinary Shares (the “Class A Meeting”) of the Company will be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on March 13, 2026 at 10:00 a.m. (Beijing time) for the purposes of considering and, if thought fit, passing the following resolution:

1.	as an ordinary resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles of Association.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on February 9, 2026 (Hong Kong time) as the record date (the “Share Record Date”) of Class A Ordinary Shares. Holders of record of the Class A Ordinary Shares (as of the Share Record Date) are entitled to attend and vote at the Class A Meeting and any adjourned meeting thereof.

Holders of the ADSs as of the close of business on February 9, 2026 (New York time) (the “ADS Record Date”) who wish to exercise their voting rights for the Class A Ordinary Shares underlying the ADSs must give voting instructions directly to Deutsche Bank Trust Company Americas, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of Deutsche Bank Trust Company Americas or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

*      For identification purpose only

NOTICE OF THE CLASS A MEETING

In order to be eligible to attend and vote at the Class A Meeting, persons who hold the Class A Ordinary Shares directly on the Company’s Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s principal share registrar in the Cayman Islands, International Corporation Services Ltd., at P.O. Box 472, Harbour Place, 2nd Floor, North Wing, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, before 4:30 p.m. on Sunday, February 8, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong); and persons who hold the Class A Ordinary Shares directly on the Company’s Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, within the same period (i.e., before 4:30 p.m. on Monday, February 9, 2026, Hong Kong time). All persons who are registered holders of the Class A Ordinary Shares on the Share Record Date will be entitled to attend and vote at the Class A Meeting.

ATTENDING THE CLASS A MEETING

Only holders of record of Class A Ordinary Shares as of the Share Record Date are entitled to attend and vote at the Class A Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class A Meeting venue, or to instruct any person to leave the Class A Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class A Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class A Ordinary Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to directly instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of Deutsche Bank Trust Company Americas or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Class A Ordinary Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at https://ir.weride.ai.

NOTICE OF THE CLASS A MEETING

Holders of record of Class A Ordinary Shares on the Company’s register of members as of the Share Record Date are entitled to attend the Class A Meeting in person or by proxy. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Class A Ordinary Shares) or send your voting instructions to Deutsche Bank Trust Company Americas or to your bank, brokerage or other securities intermediary, as the case may be (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for the Class A Meeting at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Class A Meeting; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m. (New York time) on March 4, 2026 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the Class A Meeting.

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive
Director and Chief Executive Officer

Headquarters and Principal Place of	Registered Office:
Business in the PRC:	P.O. Box 472
21st Floor, Tower A	Harbour Place, 2nd Floor
Guanzhou Life Science Innovation Center	North Wing
No. 51 Luoxuan Road	103 South Church Street
Guangzhou International Biotech Island	George Town
Guangzhou	Grand Cayman KY1-1106
Guangdong Province	Cayman Islands
PRC

February 6, 2026

As at the date of this notice, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Kazuhiro Doi and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fancheong Chan as independent non-executive Directors.

NOTICE OF THE CLASS B MEETING

WeRide Inc.

文遠知行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

NOTICE OF CLASS B MEETING

to be held on March 13, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of WeRide Inc. (the “Company”) dated February 6, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class B Ordinary Shares (the “Class B Meeting”) of the Company will be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on March 13, 2026 at 10:30 a.m. (Beijing time) (or shortly after the Class A Meeting is concluded) for the purposes of considering and, if thought fit, passing the following resolution:

1.	as an ordinary resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles of Association.

SHARE RECORD DATE

The Board has fixed the close of business on February 9, 2026 (Hong Kong time) as the record date (the “Share Record Date”) of Class B Ordinary Shares. Holders of record of the Class B Ordinary Shares (as of the Share Record Date) are entitled to attend and vote at the Class B Meeting and any adjourned meeting thereof.

In order to be eligible to attend and vote at the Class B Meeting, persons who hold the Class B Ordinary Shares directly on the Company’s Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s principal share registrar in the Cayman Islands, International Corporation Services Ltd., at P.O. Box 472, Harbour Place, 2nd Floor, North Wing, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, before 4:30 p.m. on Sunday, February 8, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class B Ordinary Shares on the Share Record Date will be entitled to attend and vote at the Class B Meeting.

*      For identification purpose only

NOTICE OF THE CLASS B MEETING

ATTENDING THE CLASS B MEETING

Only holders of record of Class B Ordinary Shares as of the Share Record Date are entitled to attend and vote at the Class B Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class B Meeting venue, or to instruct any person to leave the Class B Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class B Meeting.

PROXY FORMS

A holder of Class B Ordinary Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the Class B Meeting. Please refer to the proxy form (for holders of Class B Ordinary Shares), which is available on our website at https://ir.weride.ai.

Holders of record of Class B Ordinary Shares on the Company’s register of members as of the Share Record Date are entitled to attend the Class B Meeting in person or by proxy. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class B Ordinary Shares) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for the Class B Meeting at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Class B Meeting.

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive
Director and Chief Executive Officer

Headquarters and Principal Place of	Registered Office:
Business in the PRC:	P.O. Box 472
21st Floor, Tower A	Harbour Place, 2nd Floor
Guanzhou Life Science Innovation Center	North Wing
No. 51 Luoxuan Road	103 South Church Street
Guangzhou International Biotech Island	George Town
Guangzhou	Grand Cayman KY1-1106
Guangdong Province	Cayman Islands
PRC

February 6, 2026

As at the date of this notice, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Kazuhiro Doi and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fancheong Chan as independent non-executive Directors.

WeRide Inc.

文遠知行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING TO BE HELD ON

FRIDAY, MARCH 13, 2026

(or any adjournment(s) or postponement(s) thereof)

Number of shares to which this form of proxy relates(Note 1)	Class A Ordinary Shares
Class B Ordinary Shares

I/We(Note 2)

of (address)

being the registered holder(s) of

Class A Ordinary Share(s)/Class B Ordinary Share(s)(Note 3) of WeRide Inc. (the “Company”), hereby appoint the Chairman of the meeting or(Note 4)

of (address)

as my/our proxy(ies) to attend the extraordinary general meeting (the “EGM”) of the Company to be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on Friday, March 13, 2026 at 11:00 a.m., Beijing time (or shortly after the conclusion or adjournment of the Class A Meeting and the Class B Meeting) (or any adjournment thereof) on behalf of me/us, act and vote according to the following instructions on behalf of me/us.

SPECIAL RESOLUTIONS		FOR(Note 5)	AGAINST(Note 5)	ABSTAIN(Note 5)
1.	To approve the proposed amendments and restatement of the Memorandum and Articles of Association by substituting them with the Amended Memorandum and Articles (as set out in part A of Appendix I to the Circular), subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, and to authorize the Board to deal with all related filings and amendments (where necessary) procedures.
2.	To approve the proposed amendments and restatement of the Memorandum and Articles of Association by substituting them with the Amended Memorandum and Articles (as set out in part B of Appendix I to the Circular) (to take effect if the Class-based Resolution is not passed at either the Class A Meeting or the Class B Meeting), and to authorize the Board to deal with all related filings and amendments (where necessary) procedures.
ORDINARY RESOLUTIONS		FOR(Note 5)	AGAINST(Note 5)	ABSTAIN(Note 5)
3.	To give a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or to transfer Class A Ordinary Shares out of treasury not exceeding 20% of the total number of issued Shares (excluding treasury Shares).
4.	To give a repurchase mandate to the Directors to repurchase Class A Ordinary Shares and/or ADSs not exceeding 10% of the total number of issued Shares (excluding treasury Shares).
5.	To extend the general mandate granted to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or to transfer Class A Ordinary Shares out of treasury by the number of Class A Ordinary Shares and/or the Class A Ordinary Shares underlying ADSs repurchased by the Company.
6.	To approve and adopt the 2026 Share Plan, a summary of the principal terms of which is set out in Appendix III to the Circular.
7.	To approve and adopt the Plan Limit on the total number of new Class A Ordinary Shares (including treasury Shares) that may be issued or transferred under the 2026 Share Plan to eligible Participants.
8.	To approve and adopt the Consultant Sub-limit on the total number of new Class A Ordinary Shares (including treasury Shares) that may be issued or transferred under the 2026 Share Plan to Consultants.

Date:	Signature(s)(Note 7):

Notes:

1.	Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Please insert the full name(s) as shown in the register of members and registered address(es) in BLOCK LETTERS.

3.	Please insert the number of ordinary shares of the Company registered in your name(s) and delete as appropriate.

4.	If any proxy other than the Chairman of the meeting is preferred, please delete the words “the Chairman of the meeting or” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the EGM is entitled to appoint proxy, and any shareholder of the Company who is the holder of two or more shares and entitled to attend and vote at the EGM is able to appoint more than one proxy to attend and vote instead of him/her. The proxy need not be a shareholder but must attend the meeting to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy may vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM.

6.	We refer to the circular (the “Circular”) and notice of the EGM of the Company dated February 6, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular and the notice of the EGM. The description of the resolutions is by way of summary only. The full text appears in the notice of the EGM.

7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In the case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

8.	In case of joint holders of any share, any one of such joint holders may vote at the meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto. However, if more than one of such joint holders be present at the meeting personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether by proxy or not, will be accepted to the exclusion of the votes of other joint holder(s).

9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited (for both holders of Class A Ordinary Shares and holders of Class B Ordinary Shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be). Completion and return of the form(s) of proxy will not preclude you from attending and voting at the EGM or any adjournment thereof should you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

(i)	“Personal Data” in this statement has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 (“PDPO”) of the Laws of Hong Kong.

(ii)	Your and your proxy’s Personal Data provided in this form of proxy will be used in connection with processing your request for the appointment of a proxy to attend, act and vote on your behalf as directed above at the meeting. Your supply of your and your proxy’s Personal Data is on voluntary basis. However, the Company may not be able to process your request unless you provide us with such Personal Data.

(iii)	Your and your proxy’s Personal Data may be disclosed or transferred by the Company to its branch Share registrar in Hong Kong, and/or other companies or bodies for any of the stated purposes, or when it is required to do so by law, for example, in response to a court order or a law enforcement agency’s request, and retained for such period as may be necessary for our verification and record purposes.

(iv)	By providing your proxy’s Personal Data in this form of proxy, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her personal data provided in this proxy form and that you have informed your proxy of the purpose for and the manner in which his/her data may be used.

(v)	You/your proxy have/has the right to request access to and/or correction of your/your proxy’s Personal Data respectively in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your/your proxy’s Personal Data should be in writing to the Personal Data Privacy Officer, Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

*	For identification purpose only

WeRide Inc.

文遠知行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

FORM OF PROXY FOR CLASS A MEETING TO BE HELD ON

FRIDAY, MARCH 13, 2026

(or any adjournment(s) or postponement(s) thereof)

Number of shares to which this	Class A Ordinary Shares
form of proxy relates(Note 1)

I/We(Note 2)

of (address)

being the registered holder(s) of

Class A Ordinary Share(s)(Note 3) of WeRide Inc. (the “Company”), hereby appoint the Chairman of the Class A Meeting or(Note 4)

of (address)

as my/our proxy(ies) to attend the Class A Meeting of the Company to be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on Friday, March 13, 2026 at 10:00 a.m., Beijing time (or any adjournment thereof) on behalf of me/us, act and vote according to the following instructions on behalf of me/us.

ORDINARY RESOLUTION		FOR(Note 5)	AGAINST(Note 5)	ABSTAIN(Note 5
1.	To consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles of Association.

Date:	Signature(s)(Note 7):

Notes:

1.	Please insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Please insert the full name(s) as shown in the register of members and registered address(es) in BLOCK LETTERS.

3.	Please insert the number of Class A ordinary shares of the Company registered in your name(s).

4.	If any proxy other than the Chairman of the meeting is preferred, please delete the words “the Chairman of the Class A Meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company who is the holder of two or more shares and entitled to attend and vote at the Class A Meeting is able to appoint more than one proxy to attend and vote instead of him/her. The proxy need not be a shareholder of the Company but must attend the Class A Meeting to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy may vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Class A Meeting other than those referred to in the notice convening the Class A Meeting.

6.	We refer to the circular (the “Circular”) and notice of the Class A Meeting of the Company dated February 6, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular and the notice of the Class A Meeting. The description of the resolutions is by way of summary only. The full text appears in the notice of the Class A Meeting.

7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In the case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney or other person duly authorized.

8.	In case of joint holders of any share, any one of such joint holders may vote at the meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto. However, if more than one of such joint holders be present at the meeting personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether by proxy or not, will be accepted to the exclusion of the votes of other joint holder(s).

9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be). Completion and delivery of the form(s) of proxy will not preclude you from attending and voting at the Class A Meeting or any adjournment thereof should you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

(i)	“Personal Data” in this statement has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 (“PDPO”) of the Laws of Hong Kong.

(ii)	Your and your proxy’s Personal Data provided in this form of proxy will be used in connection with processing your request for the appointment of a proxy to attend, act and vote on your behalf as directed above at the meeting. Your supply of your and your proxy’s Personal Data is on voluntary basis. However, the Company may not be able to process your request unless you provide us with such Personal Data.

(iii)	Your and your proxy’s Personal Data may be disclosed or transferred by the Company to its branch Share registrar in Hong Kong, and/or other companies or bodies for any of the stated purposes, or when it is required to do so by law, for example, in response to a court order or a law enforcement agency’s request, and retained for such period as may be necessary for our verification and record purposes.

(iv)	By providing your proxy’s Personal Data in this form of proxy, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her personal data provided in this proxy form and that you have informed your proxy of the purpose for and the manner in which his/her data may be used.

(v)	You/your proxy have/has the right to request access to and/or correction of your/your proxy’s Personal Data respectively in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your/your proxy’s Personal Data should be in writing to the Personal Data Privacy Officer, Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

*	For identification purpose only

WeRide Inc.

文遠知行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

FORM OF PROXY FOR CLASS B MEETING TO BE HELD ON

FRIDAY, MARCH 13, 2026

(or any adjournment(s) or postponement(s) thereof)

Number of shares to which this	Class B Ordinary Shares
form of proxy relates(Note 1)

I/We(Note 2)

of (address)

being the registered holder(s) of

Class B Ordinary Share(s)(Note 3) of WeRide Inc. (the “Company”), hereby appoint the Chairman of the Class B Meeting or(Note 4)

of (address)

as my/our proxy(ies) to attend the Class B Meeting of the Company to be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on Friday, March 13, 2026 at 10:30 a.m., Beijing time (or shortly after the conclusion or adjournment of the Class A Meeting) (or any adjournment thereof) on behalf of me/us, act and vote according to the following instructions on behalf of me/us.

ORDINARY RESOLUTION		FOR(Note 5)	AGAINST(Note 5)	ABSTAIN(Note 5)
1.	To consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles of Association.

Date:	Signature(s)(Note 7):

Notes:

1.	Please insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Please insert the full name(s) as shown in the register of members and registered address(es) in BLOCK LETTERS.

3.	Please insert the number of Class B ordinary shares of the Company registered in your name(s) and delete as appropriate.

4.	If any proxy other than the Chairman of the meeting is preferred, please delete the words “the Chairman of the Class B Meeting or” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company who is the holder of two or more shares and entitled to attend and vote at the Class B Meeting is able to appoint more than one proxy to attend and vote instead of him/her. The proxy need not be a shareholder of the Company but must attend the Class B Meeting to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy may vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Class B Meeting other than those referred to in the notice convening the Class B Meeting.

6.	We refer to the circular (the “Circular”) and notice of the Class B Meeting of the Company dated February 6, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular and the notice of the Class B Meeting. The description of the resolutions is by way of summary only. The full text appears in the notice of the Class B Meeting.

7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In the case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney or other person duly authorized.

8.	In case of joint holders of any share, any one of such joint holders may vote at the meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto. However, if more than one of such joint holders be present at the meeting personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether by proxy or not, will be accepted to the exclusion of the votes of other joint holder(s).

9.	In order to be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be). Completion and delivery of the form(s) of proxy will not preclude you from attending and voting at the Class B Meeting or any adjournment thereof should you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

(i)	“Personal Data” in this statement has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 (“PDPO”) of the Laws of Hong Kong.

(ii)	Your and your proxy’s Personal Data provided in this form of proxy will be used in connection with processing your request for the appointment of a proxy to attend, act and vote on your behalf as directed above at the meeting. Your supply of your and your proxy’s Personal Data is on voluntary basis. However, the Company may not be able to process your request unless you provide us with such Personal Data.

(iii)	Your and your proxy’s Personal Data may be disclosed or transferred by the Company to its branch Share registrar in Hong Kong, and/or other companies or bodies for any of the stated purposes, or when it is required to do so by law, for example, in response to a court order or a law enforcement agency’s request, and retained for such period as may be necessary for our verification and record purposes.

(iv)	By providing your proxy’s Personal Data in this form of proxy, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her personal data provided in this proxy form and that you have informed your proxy of the purpose for and the manner in which his/her data may be used.

(v)	You/your proxy have/has the right to request access to and/or correction of your/your proxy’s Personal Data respectively in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your/your proxy’s Personal Data should be in writing to the Personal Data Privacy Officer, Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

*	For identification purpose only